  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1997

                                                     REGISTRATION NO. 333-09297
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                      COMPUTER GENERATED SOLUTIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

       DELAWARE                      7379                       13-3208358
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
   JURISDICTION OF        CLASSIFICATION CODE NUMBER)         IDENTIFICATION
   INCORPORATION OR                                              NUMBER)
    ORGANIZATION)

                                 1675 BROADWAY
                           NEW YORK, NEW YORK 10019
                                (212) 408-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                PHILIP FRIEDMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      COMPUTER GENERATED SOLUTIONS, INC.
                                 1675 BROADWAY
                           NEW YORK, NEW YORK 10019
                                (212) 408-3800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
  DENNIS J. FRIEDMAN, ESQ.                          GERALD S. TANENBAUM, ESQ.
   CHADBOURNE & PARKE LLP                            CAHILL GORDON & REINDEL
    30 ROCKEFELLER PLAZA                                 80 PINE STREET
  NEW YORK, NEW YORK 10112                          NEW YORK, NEW YORK 10005
       (212) 408-5100                                    (212) 701-3000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 3, 1997

                                3,540,000 SHARES

                   [LOGO] COMPUTER GENERATED SOLUTIONS, INC.
                                  COMMON STOCK

                                  -----------

  Of the 3,540,000 shares of Common Stock offered hereby, 2,900,000 shares are being issued and sold by Computer Generated Solutions, Inc. (the "Company") and 640,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price of the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CGSI."

  Immediately after this offering, Philip Friedman, the Company's President and Chief Executive Officer, will own approximately 66.0% of the outstanding shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). See "Principal and Selling Stockholders."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share........................   $          $            $           $
Total (3) .......................   $          $           $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and for other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $850,000.
(3) The Company has granted an option to the Underwriters exercisable within 30 days of the date hereof, to purchase up to 531,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $  , $   and $  ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares of Common Stock will be made against payment on or about      , 1997 at
the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, NY 10281.

                                  -----------

OPPENHEIMER & CO., INC.                                              FURMAN SELZ

                   The date of this Prospectus is     , 1997.

                   [LOGO] COMPUTER GENERATED SOLUTIONS, INC.


                                  ACS OPTIMA
                                  PRODUCTS &
                                   SERVICES
INFORMATION                                                   IT OUTSOURCING
SYSTEMS AND                                                      SUPPORT
  SERVICES                                                       SERVICES

                  PROFESSIONAL                           HELP
                    SERVICES                             DESK



                          TRAINING                 CALL
                                               MANAGEMENT


                           THE "COMPOSITE SOLUTION"

The "Composite Solution" allows the Company to utilize its products and services to create customized solutions for its clients and to provide multiple entry points into the client's organization.

                             PROFESSIONAL SERVICES

The Company provides a variety of professional services, delivered on a project basis or through staff augmentation, to address clients' systems requirements, ranging from strategy and design through development and implementation to maintenance and support. The Company has been designated by IBM as one of six current national "Business Partners" for its Year 2000 engagements.

                                   TRAINING

The Company provides, through more than 3560 course offerings, comprehensive technical and end user training to its clients' programmers, system administrators, operations personnel and management.

                        ACS OPTIMA PRODUCTS & SERVICES

The Company provides comprehensive, integrated business information systems specifically designed for the apparel industry. The Company's solution includes its ACS Optima Software and a number of fully integrated complementary products licensed to the Company that allow apparel manufacturers to manage all phases of the production process, from planning and design to manufacturing, inventory control, distribution and financial reporting.

                                   HELP DESK

The Company provides on-site and remote help desk services, primarily through IBM and AT&T, to major companies that have outsourced technical support for their internal IT systems.

                                CALL MANAGEMENT

The Company provides call management services that facilitate the entire call management process, including call receiving, inbound and outbound telemarketing, data collection and overflow services.





IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, or the context otherwise requires, all information in this Prospectus (i) gives effect to the amendment and restatement of the Company's certificate of incorporation and by-laws and certain other related actions regarding the conversion of the Company from S corporation to C corporation and the restructuring of the Company's capital stock, all of which will take place immediately prior to the consummation of this offering and is more fully described below under "The Company," and (ii) assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Computer Generated Solutions, Inc. offers its clients a Composite Solution for their information technology ("IT") requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software (as defined) bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The marketing of many of the Company's products and services is enhanced through its strategic and other relationships with recognized leaders in the IT industry, including International Business Machines Corporation ("IBM") and AT&T Corp. ("AT&T"). IBM and AT&T accounted for, in the aggregate, approximately 40% of the Company's total revenues in 1996.

  The Company is a leading supplier of integrated business information systems to the apparel industry. Its solution includes its proprietary ACS Optima software and a number of fully integrated complementary products licensed to the Company (the "ACS Optima Software"), a comprehensive, integrated business information system specifically designed for the apparel industry. The Company provides the ACS Optima Software to many leading United States apparel manufacturers. Representative examples of the Company's ACS Optima Software clients include several divisions of Polo Ralph Lauren Corporation ("Polo Ralph Lauren"), Quicksilver, Inc. ("Quicksilver") and Fritzi of California ("Fritzi"). These representative clients accounted for, in the aggregate, approximately 14% of the Company's total revenues in 1996.

  The Company also provides a variety of professional services, delivered on a project basis or through staff augmentation, to address clients' systems requirements, ranging from strategy and design through development and implementation to maintenance and support. The Company provides these professional services primarily to clients in the financial, entertainment and communications industries. Representative examples of the Company's clients for professional services include Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Merrill Lynch & Co., Inc. ("Merrill Lynch") and EMI Music Publishing ("EMI Music"). These representative clients accounted for, in the aggregate, approximately 4% of the Company's total revenues in 1996. Through its technical training services, the Company provides approximately 350 comprehensive technical and end-user training classes to its clients' personnel in many leading-edge technologies, including Visual Basic, PowerBuilder, Visual C++ and Sybase. To meet the Company's needs for technical resources, the Company maintains a national proprietary database consisting of technical profiles and resumes of approximately 30,000 professionals. The Company believes that this database, its existing technical staff and other software tools enable it to offer its clients the technical resources necessary to meet their IT requirements and address the challenges of creating "Year 2000" compliant systems.

  Pursuant to an agreement between IBM and the Company entered into in November 1996, the Company has been designated by IBM as one of six current national "Business Partners" for its "Year 2000" engagements. IBM will utilize the Company and its personnel to meet certain resource requirements for IBM and IBM clients in connection with its "Year 2000" engagements. To date, the Company has not recognized any revenues in connection with this agreement.

  The Company provides a complete range of IT outsourcing support services, including on-site and remote help desks and integrated call management centers staffed and managed by the Company's personnel. In providing these services, the Company uses sophisticated tools that enable it to serve as the transparent extension of its clients' technical support infrastructure. These services provide the Company's clients with immediate access to skilled technical personnel and a cost-effective solution to their IT outsourcing support needs. Representative examples of the Company's IT outsourcing support clients include IBM and AT&T. The Company was advised by IBM that, effective January 1, 1997, call management services previously provided by the Company to IBM would be provided directly by IBM with IBM personnel as a part of its worldwide call center strategy to support IBM's "core" business functions. The Company recognized revenues of approximately $8.7 million for providing these services to IBM in 1996, representing approximately 15% of the Company's total revenues. In January 1997, the Company and IBM agreed to extend a separate agreement whereby the Company will continue to provide help desk services to IBM and its customers for an additional three-year term. All of the Company's contracts are generally cancellable by the client at any time or, with respect to some of the Company's larger contracts, including those with IBM, on 30 to 90 days notice.

  At January 31, 1997, the Company had 690 employees operating through facilities located in New York, Atlanta, Chicago, Dallas, Los Angeles, Tampa and Rochester, MN. The Company's total revenue increased from $12.2 million in 1992 to $57.5 million in 1996.

                                  THE OFFERING

 Common Stock offered by the Company................  2,900,000 shares
 Common Stock offered by the Selling Stockholders...    640,000 shares
 Common Stock to be outstanding after the offering.. 12,700,000 shares (1)
 Use of proceeds.................................... Repayment of certain indebtedness, including
                                                     approximately $2.5 million
                                                     of indebtedness owed to
                                                     Philip Friedman, the
                                                     Company's President and
                                                     Chief Executive Officer,
                                                     fund distributions to the
                                                     Company's existing
                                                     stockholders of the
                                                     cumulative amount of the
                                                     Company's undistributed
                                                     taxable earnings for the
                                                     entire period it was an S
                                                     corporation (approximately
                                                     $4.8 million at December
                                                     31, 1996) and for general
                                                     corporate purposes,
                                                     including working capital,
                                                     potential strategic
                                                     acquisitions, strategic
                                                     business partnerships and
                                                     future product
                                                     enhancements. See "Use of
                                                     Proceeds."
 Proposed Nasdaq National Market symbol............. CGSI

--------

(1) Excludes 1,270,000 shares of Common Stock to be reserved for issuance under the Company's 1997 Long-Term Incentive Plan. The Company currently anticipates that options to purchase 587,500 shares of Common Stock will be granted immediately prior to consummation of this offering. See "Management--1997 Long Term Incentive Plan."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              YEARS ENDED DECEMBER 31,
                                       ----------------------------------------
                                        1992    1993    1994     1995    1996
                                       ------- ------- -------  ------- -------
STATEMENT OF OPERATIONS DATA(1):
 Revenues:
  Services, software license and
   maintenance fees................... $ 6,270 $ 8,514 $19,962  $31,704 $47,846
  Hardware............................   5,919  17,489   4,748    4,243   9,641
                                       ------- ------- -------  ------- -------
    Total revenues....................  12,189  26,003  24,710   35,947  57,487
 Direct costs:
  Services, software license and
   maintenance fees...................   3,751   5,186  12,988   22,970  35,734
  Hardware............................   5,112  15,796   3,882    3,007   8,123
                                       ------- ------- -------  ------- -------
    Total direct costs................   8,863  20,982  16,870   25,977  43,857
                                       ------- ------- -------  ------- -------
 Gross profit.........................   3,326   5,021   7,840    9,970  13,630
 Selling, general and administrative
  expenses............................   1,973   2,916   4,725    6,690   9,995
 Compensation amounts to S corporation
  stockholders........................   1,232   1,950   3,041    1,502     760
 Amortization of cost in excess of
  fair value of assets purchased......     --      --      213      320     320
                                       ------- ------- -------  ------- -------
                                         3,205   4,866   7,979    8,512  11,075
                                       ------- ------- -------  ------- -------
 Operating income (loss)..............     121     155    (139)   1,458   2,555
 Interest expense.....................      --      --      77      473     540
                                       ------- ------- -------  ------- -------
 Income (loss) before income taxes....     121     155    (216)     985   2,015
 Income taxes.........................      31      39      60       33     169
                                       ------- ------- -------  ------- -------
 Net income (loss).................... $    90 $   116 $  (276) $   952 $ 1,846
                                       ======= ======= =======  ======= =======
PRO FORMA (UNAUDITED)
 Historical income before income taxes................................  $ 2,015
 Pro forma provision for income taxes(2)..............................      829
                                                                        -------
 Pro forma net income.................................................  $ 1,186
                                                                        =======
 Pro forma net income per share(3)....................................  $  0.12
                                                                        =======

                                                           DECEMBER 31, 1996
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(4)
                                                         ------- --------------
BALANCE SHEET DATA:
 Working capital.......................................  $ 3,023    $27,866
 Total assets..........................................   13,776     36,133
 Short-term debt, including current portion of capital
  lease obligations....................................    2,670        164
 Long-term debt, including capital lease obligations...    2,617        471
 Stockholders' equity..................................    3,254     30,263

--------
(1) For all periods shown, the Company was treated as an S corporation for income tax purposes. Therefore, the Company's historical statements of operations data do not include a provision for U.S. federal income taxes.
(2) Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."
(3) Computed by dividing pro forma net income by the weighted average number of shares of Common Stock outstanding during the periods. Pro forma net income per share for the year ended December 31, 1996 is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering, after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 441,700 shares of Common Stock assuming an offering price of $12.00 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. See "Use of Proceeds." Supplemental pro forma net income per share is $0.14 for the year ended December 31, 1996 and is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 869,800 shares of Common Stock assuming an offering price of $12.00 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to repay bank and stockholder indebtedness and to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. See "Use of Proceeds."
(4) Adjusted to reflect this offering and the use of a portion of the net proceeds therefrom to repay bank and stockholder indebtedness and to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders (see "Use of Proceeds") and the recording of a deferred tax asset of $295,000 as a result of becoming subject to Federal and additional state and local income taxes.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in this Prospectus generally.

DEPENDENCE ON COMPUTER INDUSTRY TRENDS AND MOVEMENT TOWARDS OUTSOURCING

  The Company's future success is dependent upon the continuation of a number of trends in the computer industry, including the migration by IT end-users to multivendor and multisystem computing environments, the overall increase in the sophistication and interdependency of computing technology and a focus by IT managers on cost-efficient solutions. The Company believes these trends have resulted in an increased demand for support service providers that have the ability to deliver a broad range of IT and support services and a movement by many clients towards outsourcing. The Company's business and growth will depend in large part on the movement toward outsourcing IT services continuing. There can be no assurance that these trends will continue, as organizations may elect to perform such services in-house or that the trends, should they continue, will not serve as an inducement to other companies to enter the Company's market. A significant reversal of these trends could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Industry Background."

DEPENDENCE ON SIGNIFICANT RELATIONSHIPS; ABSENCE OF LONG-TERM CONTRACTS

  The Company's largest client, IBM, accounted for 35% of the Company's revenues for 1996. The Company was advised by IBM that, effective January 1, 1997, call management services previously provided by the Company to IBM would be provided directly by IBM with IBM personnel as a part of its worldwide call center strategy to support IBM's "core" business functions. The Company recognized revenues of approximately $8.7 million for providing these services to IBM in 1996, representing approximately 15% of the Company's revenues. Client contract terms vary depending on the nature of the engagement, and there can be no assurance that a client will renew a contract when it terminates. In addition, the Company's contracts are generally cancellable by the client at any time or, with respect to some of the Company's larger contracts, including those with IBM, on 30 to 90 days notice, and clients may unilaterally reduce their use of the Company's services under such contracts without penalty. The termination or significant reduction of its business relationship with any of its significant clients would have a material adverse effect on the Company's financial condition and results of operations. See "Business."

ABILITY TO ATTRACT AND RETAIN QUALIFIED PROJECT MANAGERS AND OTHER TECHNICAL EXPERTS

  The Company's future success will depend, in part, on its ability to hire and retain adequately trained project and resource managers, systems analysts, business analysts, programming staff and other technical experts who can fulfill the increasingly sophisticated needs of its clients. The Company's on-going need for technical expert resources arises from (i) increased demand for the Company's services, (ii) turnover, which is generally high in the industry, and for the Company, was approximately 55% in 1996 (excluding personnel associated with the call management contract with IBM which is no longer in effect) and (iii) client requests for programmers trained in the newest software technologies. Competition for highly skilled employees in the information systems and services and IT outsourcing support services industry is intense. In particular, competition is intense for the limited number of qualified project managers and professionals with certain specialized skills, such as a working knowledge of certain leading software products. The Company enters into non-competition agreements and does not enter into employee contracts with its project managers and technical experts. There can be no assurance that the Company will be successful in attracting and retaining the qualified personnel it requires to continue its growth.

EXTREMELY COMPETITIVE INDUSTRY

  The industry in which the Company operates is extremely competitive, highly fragmented and subject to rapid changes. While many companies provide information systems and services and IT outsourcing support services, management believes that no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, divisions of large hardware and software companies and niche providers of IT services, many of which compete in only certain markets. The Company competes with and faces potential competition from a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition and a more established client base than the Company. In addition, many of the services offered by the Company historically have been provided, and could in the future be provided, by the in-house personnel of its clients. The Company believes that its ability to compete depends, in part, on a number of factors, including the ability of the Company to hire, retain and motivate a significant number of highly skilled employees and the development by others of products and services that are competitive with the Company's products and services.

  Management believes that price is not the primary factor in a client's determination to purchase ACS Optima Software and related services but that product functionality and methodology for implementation are the principal competitive considerations. The Company believes that the principal competitive factors in its professional services business include the nature of the services offered, quality of service, responsiveness to customer needs, business experience and technical expertise. With respect to its IT outsourcing support services, the Company competes primarily on the basis of quality of service and price, and the Company could be adversely affected by the price at which others offer comparable IT outsourcing support services. Many of the Company's larger clients purchase IT outsourcing support services primarily from a limited number of preferred vendors. The Company has experienced and continues to anticipate significant pricing pressure from these clients in order to remain competitive.

  Although the Company believes that it can meet its client's demands for information systems and services and IT outsourcing support services, there can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's revenue and operating results historically have varied from quarter to quarter and may continue to vary in the future due to a combination of factors, including (i) the timing and amount of significant orders from the Company's clients, (ii) the Company's success in developing, introducing and shipping ACS Optima Software enhancements and new versions of ACS Optima Software, (iii) pricing actions by the Company or its competitors, (iv) the requirements of the Company's business partners and (v) general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in employee utilization rates may cause significant variations in operating results in any particular quarter. An unanticipated termination of a major project, a client's decision not to pursue a new project or proceed to succeeding stages of a current project, or the completion during a quarter of several major client projects could require the Company to pay underutilized employees and therefore have a material adverse effect on the Company's results of operation and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

  In addition, ACS Optima Software and related systems integration sales, which accounted for approximately 38% of the Company's revenues in 1996, are specifically designed for the apparel industry, and the Company may experience substantial period-to-period fluctuations or a downturn in future operating results relating to ACS Optima Software due to general apparel industry conditions and overall economic conditions.

INTERNAL EXPANSION AND ACQUISITION RISKS

  The Company's continued growth through internal expansion is dependent on the Company's ability to generate additional revenue from existing and new clients. The Company believes that internal expansion also will depend on the Company's ability to obtain and develop new products and services, including those related to the "Year 2000" problem, and there can be no assurance that the Company will be able to obtain or develop such products or services. Part of the Company's strategy in enhancing its professional service revenues is to provide solutions to its customers' "Year 2000" problems through products and services, including professional resources. There can be no assurance that any products for "Year 2000" will be accepted by the Company's clients or that the Company will recognize any revenues from such products or related professional resources. See "Business--Information Systems and Services--Professional Services."

  As part of its business strategy, the Company intends to expand by acquiring IT solutions, outsourcing support, consulting and systems integration businesses in attractive markets or which have desirable client relationships. While the Company from time to time evaluates acquisition opportunities, it has not entered into any definitive agreement or understanding with respect to any particular acquisition. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain clients of acquired firms. In addition, the Company expects to experience competition for acquisitions, and there can be no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms or that the Company will have access to adequate funds to effect any desired acquisition.

  In addition, as part of its business strategy, the Company intends to expand internationally. The Company's success in expanding internationally will be affected by, and any future international operations will be subject to, certain additional risks, including general economic and political conditions in each applicable country, the effect of any applicable foreign tax structures, tariff and trade regulations, difficulties in obtaining local licenses, the difficulty of managing an organization spread over various jurisdictions and geographical regions and compliance with a variety of changing local laws and regulations. In addition, legislation in foreign countries may not always provide adequate protection for the Company's proprietary intellectual property rights. International operations may also subject the Company's operating results to the effects of fluctuations in foreign currency exchange rates.

RISKS ASSOCIATED WITH MANAGEMENT OF A LARGE AND RAPIDLY CHANGING BUSINESS

  The Company has experienced significant growth, which has placed and, if sustained, will continue to place a substantial strain on its operational, administrative and financial resources. The Company's ability to effectively manage growth of its staff and facilities will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its project managers and other technical experts. If the Company's management is unable to manage growth effectively or its employees are unable to achieve anticipated performance levels, such occurrences could have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON KEY EXECUTIVES

  The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular Philip Friedman, the Company's President and Chief Executive Officer. The Company has no employment contracts with any of its employees and maintains key man insurance on Philip Friedman in the amount of only $500,000. The unavailability of the continuing services of any of its executive officers and other key management and sales personnel could have an adverse effect on the Company's financial condition and results of operations. See "Management."

DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS

  The Company's success is dependent, in part, upon its proprietary intellectual property rights. The Company relies on contractual arrangements, such as trade secrets and non-disclosure agreements, and copyright and trademark law to protect its proprietary intellectual property. While the Company holds registered copyrights with respect to certain modules of the ACS Optima Software, generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its confidential and proprietary data, there can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  The Company's business includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. Although the Company believes that its products and services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

RISK OF EMERGENCY INTERRUPTION OF HELP DESK AND CALL MANAGEMENT OPERATIONS

  The Company's operations are dependent upon the ability to protect its help desk and call management operations and its information databases against damage that may be caused by fire, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. At its facilities, the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's services. These precautions include off-site storage of backup data, fire protection and physical security systems. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy or other event would not result in a prolonged interruption in the Company's ability to provide services to its clients. Such an event could have a material adverse effect on the Company's financial condition and results of operations. In addition, at its clients' facilities, protecting help desk and call management operations is the responsibility of its clients. While management believes that its clients have taken precautions similar to those taken by the Company at its facilities, there can be no assurance that this will continue to be the case. To the extent such precautions are not taken, this could have a material adverse effect on the Company's financial condition and results of operations.

CONTROLLING STOCKHOLDER; ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

  Upon consummation of this offering, Philip Friedman, the Company's President and Chief Executive Officer, and his brother Victor Friedman, the Company's Executive Vice President (collectively, the "Principal Stockholders"), will beneficially own 66.0% and 6.2%, respectively, of the outstanding shares of Common Stock. As a result, Philip Friedman will be able to control the outcome of matters requiring a stockholder vote, including electing directors, adopting or amending certain provisions of the Company's Certificate of Incorporation (as defined) and By-Laws (as defined) and approving or preventing certain mergers or other similar transactions, such as a merger involving the Company or a sale of substantially all of the Company's assets (including transactions that could give holders of the Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares). Therefore, purchasers of Common Stock offered hereby will become minority stockholders of the Company and will be unable to control the management or business policies of the Company. Moreover, subject to contractual restrictions and general fiduciary obligations, the Company is not prohibited from engaging in transactions with its management, the Principal Stockholders or entities in which such persons are interested. The Certificate of Incorporation also provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms and certain super majority voting provisions. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors and, as a result, Philip Friedman will be able to elect all the directors. Furthermore, the Company is subject to Section 203 of the Delaware General Corporation Law. The existence of these provisions, together with the stock ownership of the Principal Stockholders, would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Common Stock. See "Description of Capital Stock" and "Principal and Selling Stockholders."

  The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock ("Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. In the event of issuance, such Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Common Stock (including the purchasers of Common Stock in this offering). Although the Company has no present intention to issue any shares of such Preferred Stock, the Company retains the right to do so in the future.

ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that, following this offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Representatives (as defined) and will not necessarily be indicative of the market price of the Common Stock after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. In addition, the market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in earnings estimates by securities analysts, general trends in the technology and emerging growth company sectors and other factors. The securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular companies and which have particularly affected the market price of equity securities of technology companies. These broad fluctuations may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market price of the shares of Common Stock offered hereby and the Company's ability to raise additional capital through additional public offerings of equity securities. In addition to the 3,540,000 shares of Common Stock offered hereby, as of the date of this Prospectus, there are 9,160,000 shares of Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"), and are held by the Principal Stockholders. Beginning 180 days after the date of this Prospectus, upon the expiration of certain lock-up agreements with the Underwriters, the Restricted Shares will first become eligible for sale in the public market subject to certain volume and other resale restrictions pursuant to Rule 144 under the Securities Act. The Principal Stockholders are also entitled to certain rights with respect to the registration under the Securities Act of shares held by them. See "Certain Relationships and Related Party Transactions." In addition, after this offering, the Company intends to file a registration statement under the Securities Act to register 1,270,000 shares of Common Stock reserved for issuance upon the exercise of options or awards of restricted stock that may be granted under the 1997 Long-Term Incentive Plan. See "Management--1997 Long-Term Incentive Plan," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

NO DIVIDENDS

  The Company anticipates that, for the foreseeable future, all earnings, if any, will be retained for the operation and expansion of its business and that it will not pay dividends after the payment of the dividends to the Company's Principal Stockholders as described under "The Company." See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of the shares of Common Stock will experience immediate dilution after this offering. See "Dilution." In addition, an aggregate of 1,270,000 shares of Common Stock are reserved for issuance under the Company's 1997 Long-Term Incentive Plan, which shares, when and if issued, may cause additional dilution to the purchasers of Common Stock offered hereby. The Company currently anticipates that options to purchase 587,500 shares of Common Stock at the initial public offering price will be granted immediately prior to consummation of this offering.

                                  THE COMPANY

  The Company was founded in April 1984. Prior to this offering, Philip Friedman and his brother Victor Friedman owned 90% and 10%, respectively, of the common stock.

  Since its incorporation, the Company has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and the Company's earnings have been taxed for federal and certain state income tax purposes directly to its stockholders rather than to the Company. See Note 13 to the financial statements of the Company. The Company will terminate its S corporation status effective as of the day preceding the consummation of this offering (the "S Termination Date"). As a result, the Company will have a final S short year ending on and including the day preceding the S Termination Date. On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to federal, state and local income taxes.

  Upon consummation of this offering, the Company plans to distribute to its stockholders of record immediately prior to this offering the cumulative amount of its undistributed earnings for the entire period that it was an S corporation (i.e., from inception through the day preceding the S Termination
Date), which earnings have been or will be taxed to such stockholders for federal and certain state income tax purposes. As of December 31, 1996, the cumulative balance of such undistributed S period taxable earnings was approximately $4.8 million. To this amount will be added, for purposes of calculating the amount of the distribution, the taxable earnings of the Company from January 1, 1997 to the day prior to the S Termination Date (less any distributions made by the Company during such period).

  Should there be any adjustments to the Company's federal taxable income that result in a shifting of income from taxable years in which the Company was an S corporation to subsequent non-S corporation taxable years of the Company, or vice versa, the stockholders of record immediately prior to this offering shall pay to the Company (in the former circumstance) or the Company shall pay to such stockholders (in the latter circumstance), the amount of federal, state and local income taxes, including penalties and interest, incurred by the Company or the stockholders, as the case may be, as a result of such adjustment to income (without regard to any tax benefit that the stockholders may realize from an increase in the basis of their Common Stock that results from such adjustment); provided that the stockholders' obligation to the Company cannot exceed the amount of the income that was shifted from an S corporation year to a non-S corporation year less the federal, state and local income taxes incurred by the stockholders with respect to such income. To the extent that any such amount is paid to a stockholder after the date which is one year from the S Termination Date, such amount will be increased in an amount, if any, necessary to reimburse such stockholder for taxes required to be paid by him as a result of his receipt of such amount (as so increased). The cost to the Company of any such payment could exceed the amount of the savings realized by the Company as a result of such adjustment to income. The stockholders of record immediately prior to this offering will also indemnify and hold harmless the Company from any federal and New York state income tax liabilities (including interest and penalties) that result from the failure of the Company to qualify as an S corporation for any year or years ending on or prior to December 31, 1996 or for the period from January 1, 1997 through the day prior to the S Termination Date.

  Prior to the consummation of this offering, the Company will also adopt an amended and restated certificate of incorporation (the "Certificate of Incorporation") and by-laws (the "By-Laws"). The Certificate of Incorporation will provide for "blank check" Preferred Stock, a Board of Directors that will be divided into three classes of directors serving staggered three-year terms and certain super majority voting provisions. See "Description of Capital Stock." Also immediately prior to this offering, the Company will effect a 1,300.42 for one stock split of its existing common stock, following which the Company's current stockholders, Philip Friedman and Victor Friedman, will exchange such common stock on a one-for-one basis for Common Stock.

  The Company is incorporated in the State of Delaware and maintains its principal executive offices at 1675 Broadway, New York, New York 10019. The Company's telephone number is (212) 408-3800.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $31.5 million (or approximately $37.4 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated offering expenses and assuming an initial offering price of $12.00 per share.

  The Company intends to use the net proceeds (i) to repay all outstanding indebtedness (a) owed to Philip Friedman in the aggregate amount of approximately $2.5 million, which indebtedness is payable upon demand and bears interest at 10.0%, (b) under the Company's revolving credit facility ($2.1 million as of December 31, 1996), which indebtedness bears interest at the bank's prime rate (8.25% at December 31, 1996) and matures in May 1997, and (c) under the Company's term loan ($133,000 outstanding as of December 31, 1996), which indebtedness bears interest at 1.25% per annum above such prime rate and matures in June 1997, (ii) to distribute to its stockholders of record immediately prior to this offering the cumulative amount of the Company's undistributed taxable earnings for the entire period that it was an S corporation (approximately $4.8 million at December 31, 1996) and (iii) for general corporate purposes, including working capital, potential strategic acquisitions, strategic business partnerships and future product enhancements. While the Company from time to time evaluates acquisition opportunities, it has not entered into any definitive agreement or understanding, and is currently not participating in any negotiations, with respect to any particular acquisition. The Company currently anticipates that any acquisition would be of a business similar or complementary to the business currently conducted by the Company.

  The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its common stock in the last three years ended December 31, 1996. The Company intends to retain its earnings for reinvestment in the Company and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future, other than the payment of the dividend to the Company's Principal Stockholders as described under "The Company." Subject to any restrictions in any future financing agreements, any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of December 31, 1996, (ii) the pro forma capitalization of the Company adjusted to give effect to (a) the declaration of an S corporation distribution to its then existing stockholders representing all of its previously earned and undistributed S corporation taxable earnings through December 31, 1996, (b) the expected repayment of subordinated indebtedness owed to Philip Friedman using a portion of the net proceeds from the sale by the Company of the 2,900,000 shares of Common Stock offered hereby and, (c) the recording of a deferred tax asset of $295,000 as a result of becoming subject to Federal and additional state and local income taxes and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale by the Company of the 2,900,000 shares of Common Stock offered hereby after deducting the estimated underwriting discount and estimated offering expenses payable by the Company and the anticipated application by the Company of the estimated net proceeds therefrom. See "Use of Proceeds" and "Certain Transactions."

                                                   DECEMBER 31, 1996
                                         --------------------------------------
                                                                   PRO FORMA
                                         ACTUAL(1) PRO FORMA (1) AS ADJUSTED(1)
                                         --------- ------------- --------------
                                                     (IN THOUSANDS)
Short-term debt, including current por-
 tion of capital lease obligations......  $2,670      $9,616        $   164
                                          ======      ======        =======
Long-term debt, including capital lease
 obligations............................  $  471      $  471        $   471
                                          ------      ------        -------
Subordinated debt-stockholder...........   2,146         --             --
                                          ------      ------        -------
Stockholders' equity:
  Preferred Stock, $.001 par value,
   1,000,000 shares authorized, no
   shares issued and outstanding........     --          --             --
  Common Stock, $.001 par value,
   25,000,000 shares authorized,
   9,800,000 shares issued and outstand-
   ing actual; and 12,700,000 shares is-
   sued and outstanding as adjusted(2)..      10          10             13
  Additional paid-in capital............      77          77         27,083
  Retained earnings (deficit)...........   3,167      (1,388)         3,167
                                          ------      ------        -------
    Total stockholders' equity..........   3,254      (1,251)        30,263
                                          ------      ------        -------
    Total capitalization................  $5,871      $ (780)       $30,734
                                          ======      ======        =======

--------
(1) After giving effect to the proposed stock split and subsequent exchange discussed under "The Company."

(2) Issued and outstanding shares do not include 1,270,000 shares of Common Stock reserved for issuance under the Company's 1997 Long-Term Incentive Plan. The Company currently anticipates that options to purchase 587,500 shares of Common Stock will be granted immediately prior to consummation of this offering. See "Management--1997 Long-Term Incentive Plan."

                                   DILUTION

  As of December 31, 1996, the net tangible book value of the Company was approximately $2.8 million or $0.28 per share of Common Stock. "Net tangible book value per share" represents the total amount of tangible assets of the Company reduced by the amount of total liabilities and divided by the number of shares of Common Stock outstanding after giving effect to the stock split described in Note 12 of Notes to Financial Statements. After giving effect to the sale by the Company of 2,900,000 shares of Common Stock in this offering, at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses, the net tangible book value of the Company at December 31, 1996 would have been approximately $29.7 million or $2.34 per share of Common Stock. This represents an immediate increase in net tangible book value of approximately $2.06 per share of Common Stock to existing stockholders and an immediate dilution of approximately $9.66 per share of Common Stock to new investors in this offering. Dilution per share represents the difference between the price per share paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share...................       $12.00
  Net tangible book value per share as of December 31, 1996....... $0.28
  Increase in net tangible book value per share attributable to new investors..................................................  2.06
                                                                   -----
Net tangible book value per share after this offering.............         2.34
                                                                         ------
Net tangible book value per share dilution to new investors.......       $ 9.66
                                                                         ======

  The following table sets forth, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by existing stockholders and by new investors purchasing shares of Common Stock in this offering:

                         SHARES PURCHASED(1)(2)   TOTAL CONSIDERATION
                         --------------------------------------------
                                                                      AVERAGE PRICE
                            NUMBER      PERCENT     AMOUNT    PERCENT   PER SHARE
                         ------------- ---------------------- ------- -------------
Existing stockholders...     9,800,000      77.2% $    87,000    0.3%    $ 0.01
New investors...........     2,900,000      22.8   34,800,000   99.7%    $12.00
                         -------------  --------  -----------  -----
  Total.................    12,700,000     100.0% $34,887,000  100.0%
                         =============  ========  ===========  =====

--------
(1) The foregoing table does not reflect the sale of Common Stock by the Selling Stockholders. Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 9,160,000 or approximately 72.1% of the total number of shares of Common Stock outstanding after this offering (9,160,000 or approximately 69.2%, if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares to be purchased by the new investors to 3,540,000. After this offering, the new investors will own 27.9% of the total number of shares of Common Stock outstanding after this offering (4,071,000 or approximately 30.8%, if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

(2) The foregoing table does not give effect to 1,270,000 shares of Common Stock to be reserved for issuance under the Company's 1997 Long-Term Incentive Plan, which shares, when and if issued, may cause additional dilution to new investors. The Company currently anticipates that options to purchase 587,500 shares of Common Stock at the initial public offering price will be granted immediately prior to consummation of this offering. See "Management--1997 Long Term Incentive Plan" and "Risk Factors--Immediate and Substantial Dilution."

                            SELECTED FINANCIAL DATA

  The following selected financial data of the Company as of and for the years ended December 31, 1995 and 1996 are derived from the financial statements of the Company which were audited by Ernst & Young LLP, independent auditors. The report of such auditors with respect to such financial statements appear elsewhere in this Prospectus. The following selected financial information of the Company as of and for the years ended December 31, 1992, 1993 and 1994 are derived from the financial statements of the Company which were audited by BDO Seidman, LLP, independent auditors. The report of such auditors with respect to the financial statements for the year ended December 31, 1994 appears elsewhere in this Prospectus. Historical results are not necessarily indicative of future results. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Capitalization" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                              YEARS ENDED DECEMBER 31,
                                       ----------------------------------------
                                        1992    1993    1994     1995    1996
                                       ------- ------- -------  ------- -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
 Revenues:
  Services, software license and
   maintenance fees................... $ 6,270 $ 8,514 $19,962  $31,704 $47,846
  Hardware............................   5,919  17,489   4,748    4,243   9,641
                                       ------- ------- -------  ------- -------
    Total revenues....................  12,189  26,003  24,710   35,947  57,487
 Direct costs:
  Services, software license and
   maintenance fees...................   3,751   5,186  12,988   22,970  35,734
  Hardware............................   5,112  15,796   3,882    3,007   8,123
                                       ------- ------- -------  ------- -------
    Total direct costs................   8,863  20,982  16,870   25,977  43,857
 Gross profit.........................   3,326   5,021   7,840    9,970  13,630
 Selling, general and administrative
  expenses............................   1,973   2,916   4,725    6,690   9,995
 Compensation amounts to S corporation
  stockholders........................   1,232   1,950   3,041    1,502     760
 Amortization of cost in excess of
  fair value of assets purchased......      --      --     213      320     320
                                       ------- ------- -------  ------- -------
                                         3,205   4,866   7,979    8,512  11,075
                                       ------- ------- -------  ------- -------
 Operating income (loss)..............     121     155    (139)   1,458   2,555
 Interest expense.....................      --      --      77      473     540
                                       ------- ------- -------  ------- -------
 Income (loss) before income taxes....     121     155    (216)     985   2,015
 Income taxes.........................      31      39      60       33     169
                                       ------- ------- -------  ------- -------
 Net income (loss).................... $    90 $   116 $  (276) $   952 $ 1,846
                                       ======= ======= =======  ======= =======
PRO FORMA (UNAUDITED):
 Historical income before income taxes................................  $ 2,015
 Pro forma provision for income taxes(2)..............................      829
                                                                        -------
 Pro forma net income.................................................  $ 1,186
                                                                        =======
 Pro forma net income per share(3)....................................  $  0.12
                                                                        =======
                                                    DECEMBER 31,
                                       ----------------------------------------
                                        1992    1993    1994     1995    1996
                                       ------- ------- -------  ------- -------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital...................... $   549 $   953 $ 1,296  $ 1,943 $ 3,023
 Total assets.........................   3,092   6,454   7,727   11,653  13,776
 Short-term debt, including current
  portion of capital lease obliga-
  tions...............................     608     --    2,272    4,088   2,670
 Long-term debt, including capital
  lease obligations...................     476     934   2,383    2,625   2,617
 Stockholders' equity.................     364     480     456    1,408   3,254

-------

(1) For all periods shown, the Company was treated as an S corporation for income tax purposes. Therefore, the Company's historical statements of operations data do not include a provision for U.S. federal income taxes.
(2) Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."
(3) Computed by dividing pro forma net income by the weighted average number of shares of Common Stock of the Company outstanding during the periods. Pro forma net income per share for the year ended December 31, 1996 is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering, after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 441,700 shares of Common Stock assuming an offering price of $12 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. see "Use of Proceeds."

    Supplemental pro forma net income per share is $0.14 for the year ended December 31, 1996 and is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering, after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 869,800 shares of Common Stock assuming an offering price of $12 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to repay bank and stockholder indebtedness and to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company derives its revenues principally by providing IT services. The Company's information systems and services include the ACS Optima Software and IBM's AS/400 hardware, as well as a complete range of professional services and training. The Company's IT outsourcing support services consist of on-site and remote help desk and integrated call management services.

  Information systems and services revenues were 78.0%, 64.0% and 54.0% of total revenue in 1994, 1995 and 1996, respectively. Information systems and services revenues as a percentage of total revenues decreased as a result of the growth in revenues from IT outsourcing support services. The Company achieved 19.1% and 33.6% growth in information systems and services revenue dollars in 1995 and 1996, respectively, principally as a result of the growth of the ACS Optima Software business. In May 1994, the Company purchased the business operations of ACS Software Products Group, which included the ACS Optima Software package. Previously, the Company had been a remarketer of ACS software and had received commission revenues from the sale of ACS software. The excess of the total acquisition cost over the fair value of net assets acquired of $959,000 is amortized on a straight-line basis over three years. In October 1994, the Company enhanced its ability to provide professional services to the financial community when it purchased the business operations of Real-Time Technology, Inc. ("Real-Time"), an information consulting company which provided professional services primarily to the financial community. Real-Time was then owned by Victor Friedman. For the years 1994, 1995 and 1996, substantially all of the Company's information systems and services revenues, other than revenues from sales of hardware and software, were generated on a time plus materials basis. Research and development costs associated with the ACS Optima Software are expensed as incurred and are included in direct costs.

  In 1994, the Company undertook a focused effort to increase revenues from ACS Optima Software and services and IT outsourcing support services and decrease revenue from hardware sales, which generally have lower margins. As a result, total revenues decreased 5.0% in 1994, but gross profit increased 56.1%. For 1995, revenues excluding hardware revenues, increased 59.0% from 1994 and hardware revenues decreased 11.0%. In 1996, revenues excluding hardware revenues increased 50.9% from 1995 and hardware revenues increased 127.2%. The increase in hardware revenues was the result of increased ACS software sales which usually have an AS/400 hardware component as part of the sale.

  The Company's IT outsourcing support services have grown significantly since 1993. In 1993, IT outsourcing support services revenue represented only 7.0% of total revenues, compared to 46.0% for 1996. Revenues from the Company's IT outsourcing support business increased 107.0% in 1996. In October 1995, the Company was awarded a contract by IBM to provide its customers with call management support at IBM's Atlanta and Dallas facilities. In 1996, the Company was advised by IBM that, effective January 1, 1997, call management services previously provided by the Company at facilities in Dallas and Atlanta to IBM would be provided directly with IBM personnel by IBM as a part of its worldwide call center strategy to support IBM's "core" business functions. The Company recognized revenues of approximately $8.7 million for providing these services to IBM in 1996, representing approximately 15% of the Company's total revenues. Outsourcing support services revenues from remote help desk and call management services were $5.2 million, $11.0 million and $21.2 million for 1994, 1995 and 1996, respectively. The Company's on-site help desk support services, which were started in mid-1994, provided $1.9 million in revenues for 1995 and $5.4 million for 1996. During 1994 through 1996, IT outsourcing support services revenues were generated on a time plus materials basis. Beginning January 1, 1997, remote help desk services will be billed primarily on a per call basis.

  The Company, with the consent of its stockholders, has elected to be taxed as an S corporation pursuant to the Code and certain state tax laws. As such, the Company has not been subject to federal and certain state income taxes and the stockholders have included the Company's taxable income or loss in their individual income tax returns. Income taxes in 1994, 1995 and 1996 primarily represent New York City corporate income taxes. The New York City income tax rate is 8.85%.

STATEMENT OF OPERATIONS

  The following table sets forth certain items from the Company's statement of operations as a percentage of total revenues for the periods indicated:

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1994       1995      1996
                                                 --------   --------  --------
Revenues:
  Services, software license and maintenance
   fees........................................      80.8 %     88.2%     83.2%
  Hardware.....................................      19.2       11.8      16.8
                                                 --------   --------  --------
    Total revenues.............................     100.0      100.0     100.0
Direct costs:
  Services, software license and maintenance
   fees........................................      52.6       63.9      62.2
  Hardware.....................................      15.7        8.4      14.1
                                                 --------   --------  --------
    Total direct costs.........................      68.3       72.3      76.3
                                                 --------   --------  --------
Gross profit...................................      31.7       27.7      23.7
Selling, general and administrative............      19.1       18.6      17.4
Compensation amounts to S Corporation stock-
 holders.......................................      12.3        4.2       1.3
Amortization of cost in excess of fair value of
 assets purchased..............................       0.9        0.9       0.6
                                                 --------   --------  --------
                                                     32.3       23.7      19.3
                                                 --------   --------  --------
Operating income (loss)........................      (0.6)       4.0       4.4
Interest expense...............................       0.3        1.3       0.9
                                                 --------   --------  --------
Income (loss) before income taxes..............      (0.9)       2.7       3.5
Income taxes...................................       0.2        0.1       0.3
                                                 --------   --------  --------
Net income (loss)..............................      (1.1)%      2.6%      3.2%
                                                 ========   ========  ========

YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. The Company's total revenues increased 59.9% to $57.5 million in 1996 from $35.9 million in 1995. Information systems and services revenues increased 33.3% to $30.8 million in 1996 from $23.1 million in 1995. This was primarily due to an increase in revenues from ACS Optima Software and related systems integration sales of $9.8 million to $22.0 million in 1996 from $12.2 million in 1995. This increase was partially offset by a decrease in revenues from professional services of $2.8 million to $5.9 million in 1996 from $8.7 million in 1995. The decrease in professional services revenues resulted principally from a discontinuance in 1995 of the Company's sales and services of certain financial and distribution software packages. IT outsourcing support revenues increased 107.0% to $26.7 million for 1996 from $12.9 million for 1995, in part due to the start of the Company's call management business in October 1995. The Company recognized revenues of approximately $8.7 million in 1996 for providing call management services to IBM, representing approximately 15% of the Company's total revenues in 1996. Effective January 1, 1997, the Company no longer provides call management services to IBM. The balance of the increase in IT outsourcing support revenues resulted from growth in existing remote help desk services and the expansion of on-site help desk services.

  Direct Costs. Direct costs, which are comprised primarily of direct salaries, direct benefits and related costs and resale purchases of third party hardware and software, increased 68.8% to $43.9 million (76.3% of revenues) for 1996 from $26.0 million (72.3% of revenues) for 1995. Direct costs increased as a percentage of revenues primarily due to (i) the significant increase in the number of employees associated with the Company's growth in IT outsourcing support revenues and (ii) the resale purchase of third party hardware and software, which increased to $8.9 million for 1996 from $3.0 million for 1995. Gross margins on hardware sales for 1996 were 15.8% as compared to 29.2% in 1995. The decrease in gross margin is principally the result of network hardware sales which generally have lower margins than AS/400 margins. Network hardware sales increased to $3.3 million in 1996 from $1.3 million in 1995. Direct costs which are associated with sales of third party hardware and software are larger as a percentage of revenues than direct costs associated with professional services or IT outsourcing support services.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") consist primarily of indirect salaries and facility costs for administrative, selling and executive personnel, as well as insurance costs, advertising, professional fees and other non-direct costs. SG&A expenses increased 49.4% to $10.0 million (17.4% of revenues) for 1996 from $6.7 million (18.6% of revenues) for 1995. The overall increase in SG&A resulted from the Company supporting its growing infrastructure. Some of the larger increases were selling and administrative salaries ($1.8 million), facility costs (approximately $500,000) depreciation (approximately $175,000), full satisfaction of a dispute with the Pension Benefit Guaranty Corporation (approximately $150,000) and advertising (approximately $100,000). SG&A decreased as a percentage of revenues because certain SG&A costs are fixed and for 1996 were absorbed over a larger revenue base.

  Compensation Amounts to S Corporation Stockholders. Compensation amounts to S corporation stockholders represent salaries and bonuses paid to stockholders. Compensation amounts to S corporation stockholders decreased approximately $742,000 to approximately $760,000, (1.3% of revenues) for 1996 from $1.5 million (4.2% of revenues) for 1995. For 1996, the Company recorded compensation amounts to S corporation stockholders to reflect the aggregate base salary in effect during 1996.

  Amortization of Cost in Excess of Fair Value of Assets
Purchased. Amortization of cost in excess of fair value of assets purchased, which consists of cost in excess of fair value of assets purchased related to the acquisition of the ACS Software Products Group, was approximately $320,000 for 1996 and 1995.

  Interest Expense. Interest expense increased to approximately $540,000 (0.9% of revenues) in 1996 from approximately $473,000 (1.3% of revenues) in 1995. This increase was principally the result of increased working capital borrowings used to finance the Company's growth.

YEAR ENDED DECEMBER 31, 1995 AS COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. The Company's total revenues increased 45.5% to $35.9 million in 1995 from $24.7 million in 1994. Information systems and services revenues increased 19.1% to $23.1 million in 1995 from $19.4 million in 1994, principally because of revenues associated with the full year effects of the ACS acquisition which was consummated in May of 1994. IT outsourcing support revenues increased 143.3% to $12.9 million in 1995 from $5.3 million in 1994, primarily due to increased revenues realized from existing and additional remote help desk services and the start up of call management and on-site help desk services.

  Direct Costs. Direct costs increased 54.0% to $26.0 million (72.3% of revenues) for 1995 from $16.9 million (68.3% of revenues) for 1994. Direct costs increased as a percentage of revenues because of the addition of a number of technical personnel in connection with the increase in ACS Optima and IT outsourcing support services revenue, which technical personnel needed to be properly trained, thereby resulting in lower than normal billable production. In addition, the increase in IT outsourcing support services revenue, which generally realize lower margins, also contributed to the increase in direct costs as a percentage of revenues. Finally, during the early part of 1995, the Company completed certain professional services contracts related to AS/400 programming, which generally have higher margins.

  Selling, General and Administrative Expenses. SG&A expenses increased 41.6% to $6.7 million (18.6% of revenues) for 1995 from $4.7 million (19.1% of revenues) for 1994. The Company incurred an increase of approximately $1.1 million in selling and administrative salaries to support its operational growth and approximately $900,000 of additional SG&A expense related to the Company's move into larger facilities in New York and Atlanta, the expansion of its Los Angeles facility and the opening of its Dallas office. SG&A decreased as a percentage of revenues because certain SG&A costs are fixed and in 1995 were absorbed over a larger revenue base.

  Compensation Amounts to S Corporation Stockholders. Compensation amounts to S corporation stockholders for annual periods represents annual salaries and year-end bonuses. Such compensation decreased approximately $1.5 million in 1995 to $1.5 million (4.2% of revenues) from $3.0 million (12.3% of revenues) in 1994. A portion of each year's compensation amounts to S corporation stockholders was subsequently loaned to the Company in the form of subordinated debt in the amounts of $1.2 million and approximately $300,000 in 1994 and 1995, respectively.

  Amortization of Cost in Excess of Fair Value of Assets
Purchased. Amortization of cost in excess of fair value of assets purchased increased 50.2% to approximately $320,000 (0.9% of revenues) for 1995 from approximately $213,000 (0.9% of revenues) for 1994. The 1995 balance reflects a full year of amortization.

  Interest Expense. Interest expense increased to approximately $473,000 (1.3% of revenues) in 1995 from approximately $77,000 (0.3% of revenues) in 1994. This increase is a result of increased working capital borrowings used to finance the Company's growth, as well as interest expense associated with an increase in subordinated debt to stockholders.

PRO FORMA STATEMENTS OF OPERATIONS DATA (UNAUDITED)

  Since 1984, the Company has elected to be taxed as an S corporation pursuant to the Code and certain state tax laws. The pro forma statements of operations differ from the historical statements of operations as a result of an adjustment to record a provision for income taxes on income as if the Company had been a C corporation.

                                                            YEAR ENDED
                                                         DECEMBER 31, 1996
                                                         -----------------
                                                            (IN THOUSANDS,
                                                              EXCEPT PER
                                                              SHARE DATA)
Revenues:
  Services, software license and maintenance fees.......      $47,846
  Hardware..............................................        9,641
                                                              -------
    Total revenues......................................       57,487
Direct costs:
  Services, software license and maintenance fees.......       35,734
  Hardware..............................................        8,123
                                                              -------
    Total direct costs..................................       43,857
                                                              -------
Gross profit............................................       13,630
Selling, general and administrative expenses............        9,995
Compensation amounts to S corporation stockholders......          760
Amortization of cost in excess of fair value of assets
 purchased..............................................          320
                                                              -------
                                                               11,075
                                                              -------
Operating income........................................        2,555
Interest expense........................................          540
                                                              -------
Income before income taxes..............................        2,015
Income taxes............................................          829
                                                              -------
Pro forma net income....................................      $ 1,186
                                                              =======
Pro forma net income per share(1).......................      $  0.12
                                                              =======

--------
(1) Computed by dividing pro forma net income by the weighted number of shares of Common Stock outstanding during the period. Pro forma net income per share for the year ended December 31, 1996 is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering, after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 441,700 shares of Common Stock assuming an offering price of $12 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. See "Use of Proceeds."

  Supplemental pro forma net income per share is $0.14 for the year ended December 31, 1996 and is based on the weighted average number of shares of Common Stock of the Company outstanding prior to this offering after giving effect to the stock split described in Note 12 of Notes to Financial Statements and increased by the sale of approximately 869,800 shares of Common Stock assuming an offering price of $12.00 per share ($10.87, net of underwriting discount and expenses), the proceeds of which would be necessary to repay bank and stockholder indebtedness and to pay the cumulative amount of undistributed taxable earnings to the Company's existing stockholders. See "Use of Proceeds."

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited statements of operations data for each of the past eight quarters, as well as the percentage of the Company's total revenues represented by each item. The unaudited financial statements have been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                             QUARTERS ENDED
                                                ------------------------------------------------------------------------------
                                                MAR. 31, JUNE 30, SEPT. 30, DEC. 31,      MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                                                  1995     1995     1995      1995          1996     1996     1996      1996
                                                -------- -------- --------- --------      -------- -------- --------- --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Services, software license and
  maintenance fees..........................      $6,886   $7,289    $7,808   $9,721       $10,962  $11,944   $12,477  $12,463
 Hardware...................................         256    1,063     1,564    1,360         1,474    2,973     2,884    2,310
                                                  ------   ------    ------   ------       -------  -------   -------  -------
  Total revenues............................       7,142    8,352     9,372   11,081        12,436   14,917    15,361   14,773
Direct costs:
 Services, software license and
  maintenance fees..........................       4,785    5,066     5,736    7,383         8,242    8,927     9,063    9,502
 Hardware...................................         176      545     1,226    1,060         1,172    2,545     2,536    1,870
                                                  ------   ------    ------   ------       -------  -------   -------  -------
  Total direct costs........................       4,961    5,611     6,962    8,443         9,414   11,472    11,599   11,372
                                                  ------   ------    ------   ------       -------  -------   -------  -------
Gross profit................................       2,181    2,741     2,410    2,638         3,022    3,445     3,762    3,401
Selling, general and administrative expenses..     1,421    1,587     1,766    1,916         1,988    2,516     2,630    2,861
Compensation amounts to S corporation
 stockholders...............................         100      100       100    1,202(/1/)      190      190       190      190
Amortization of cost in excess of fair value
 of assets purchased........................          80       80        80       80            80       80        80       80
                                                  ------   ------    ------   ------       -------  -------   -------  -------
  Operating expenses........................       1,601    1,767     1,946    3,198         2,258    2,786     2,900    3,131
                                                  ------   ------    ------   ------       -------  -------   -------  -------
Operating income (loss).....................         580      974       464     (560)          764      659       862      270
Interest expense............................         118      107       122      126           147      148       139      106
                                                  ------   ------    ------   ------       -------  -------   -------  -------
Income (loss) before income taxes...........         462      867       342     (686)          617      511       723      164
Income taxes................................          15       45        11      (38)           54       41        62       12
                                                  ------   ------    ------   ------       -------  -------   -------  -------
Net income (loss)...........................      $  447   $  822    $  331   $ (648)      $   563  $   470   $   661  $   152
                                                  ======   ======    ======   ======       =======  =======   =======  =======
PRO FORMA (UNAUDITED):
Historical income before income taxes............................................          $   617  $   511   $   723  $   164
Pro forma provision for income taxes (2).........................................              254      210       298       67
                                                                                           -------  -------   -------  -------
Pro forma net income.............................................................          $   363  $   301   $   425  $    97
                                                                                           =======  =======   =======  =======

--------
(1) Compensation amounts to S corporation stockholders for the fourth quarter of 1995 include discretionary annual bonuses which were expensed in the fourth quarter. Such amounts were approximately $900,000.
(2) Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."

                                                       QUARTERS ENDED
                          --------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                            1995     1995     1995      1995      1996     1996     1996      1996
                          -------- -------- --------- --------  -------- -------- --------- --------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Services, software
  license and
  maintenance fees......    96.4%    87.3%     83.3%    87.7%     88.1%    80.1%     81.2%    84.4%
 Hardware...............     3.6     12.7      16.7     12.3      11.9     19.9      18.8     15.6
                           -----    -----     -----    -----     -----    -----     -----    -----
    Total revenues......   100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0
Direct costs:
 Services, software
  license and
  maintenance fees......    67.0     60.7      61.2     66.6      66.3     59.8      59.0     64.3
 Hardware...............     2.5      6.5      13.1      9.6       9.4     17.1      16.5     12.7
                           -----    -----     -----    -----     -----    -----     -----    -----
    Total direct costs..    69.5     67.2      74.3     76.2      75.7     76.9      75.5     77.0
Gross profit............    30.5     32.8      25.7     23.8      24.3     23.1      24.5     23.0
Selling, general and
 administrative
 expenses...............    19.9     19.0      18.8     17.3      16.0     16.9      17.1     19.4
Compensation amounts to
 S corporation
 stockholders...........     1.4      1.2       1.1     10.9       1.5      1.3       1.2      1.3
Amortization of cost in
 excess of fair value of
 assets purchased.......     1.1      0.9       0.9      0.7       0.6      0.5       0.6      0.5
                           -----    -----     -----    -----     -----    -----     -----    -----
                            22.4     21.1      20.8     28.9      18.1     18.7      18.9     21.2
                           -----    -----     -----    -----     -----    -----     -----    -----
Operating income
 (loss).................     8.1     11.7       4.9     (5.1)      6.2      4.4       5.6      1.8
Interest expense........     1.6      1.3       1.2      1.1       1.2      1.0       0.9      0.7
                           -----    -----     -----    -----     -----    -----     -----    -----
Income (loss) before
 income taxes...........     6.5     10.4       3.7     (6.2)      5.0      3.4       4.7      1.1
Income taxes............     0.2      0.6       0.1     (0.3)      0.4      0.3       0.4      0.1
                           -----    -----     -----    -----     -----    -----     -----    -----
Net income (loss).......     6.3%     9.8%      3.6%    (5.9)%     4.6%     3.1%      4.3%     1.0%
                           =====    =====     =====    =====     =====    =====     =====    =====
PRO FORMA (UNAUDITED):
Historical income before income taxes........................      5.0%     3.4%      4.7%     1.1%
Pro forma provision for income taxes.........................      2.0      1.5       1.9      0.5
                                                                 -----    -----     -----    -----
Pro forma net income.........................................      3.0%     1.9%      2.8%     0.6%
                                                                 =====    =====     =====    =====

  The Company's quarterly operating results have varied and are expected to continue to vary in the future. These fluctuations may be caused by many factors, including, among others: the size and timing of ACS Optima Software and hardware sales; customer order deferrals in anticipation of new ACS Optima Software releases; variation of ACS Optima Software and hardware sales as a percentage of total revenues; timing of introduction or enhancement of products by the Company or its competitors; changes in the Company's operating expenses; personnel changes and general industry and economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has relied primarily upon cash flows from operations, borrowings under its revolving credit facility and capital lease financings to finance its operations and acquisitions.

  Net cash provided by (used in) operating activities was ($4.7 million), ($1.3 million) and $2.5 million for 1994, 1995 and 1996, respectively.

  Net cash used in investing activities for 1994, 1995 and 1996 was approximately $874,000, $579,000 and $683,000, respectively. Cash used in investing activities in 1994 is primarily related to the ACS acquisition and for 1994 and all other periods includes capital expenditures for computer equipment and furniture and fixtures.

  Net cash provided by (used in) financing activities in 1994, 1995 and 1996 was $3.1 million, $1.5 million and ($2.0 million), respectively. During 1996, the Company repaid the balance of certain acquisition debt and a portion of its notes payable to the bank.

  The Company's revolving credit facility consists of a revolving line of credit with Bank Leumi Trust Company of New York ("Bank Leumi") providing for outstanding borrowings of up to 80% of eligible accounts receivable with maximum borrowings of up to $7.0 million. The line of credit, which expires in May 1997, is collateralized by a security interest in substantially all of the assets of the Company. The line of credit bears interest at the bank's prime rate (currently 8.25%). At December 31, 1996, the Company had $2.1 million outstanding under the revolving credit facility. Outstanding amounts under the revolving line of credit are also supported by a 10% compensating balance arrangement. A portion of the net proceeds from this offering will be used to repay amounts at such time outstanding under the revolving credit facility. See "Use of Proceeds."

  The Company also had an outstanding balance of $133,000 at December 31, 1996 on an $800,000 three year term loan with Bank Leumi. The term loan is payable in equal monthly installments of approximately $22,000 and bears interest at 1.25% per annum above the bank's prime rate. Net proceeds from the term loan were used to fund the acquisition of ACS Software Products Group. The term loan contains financial covenants relating to minimum tangible net worth, working capital and a maximum debt-to-equity ratio. A portion of the net proceeds from this offering will be used to repay amounts outstanding under the term loan. See "Use of Proceeds."

  The Company had an outstanding balance of approximately $2.5 million at December 31, 1996, payable to Philip Friedman, the Company's President and Chief Executive Officer, pursuant to a demand note that bears interest at 10% per annum. A portion of the net proceeds from this offering will be used to repay all amounts outstanding under this demand note. See "Use of Proceeds."

  Historically, cash flow from operations and borrowings under the revolving credit facility have been sufficient to satisfy the Company's liquidity needs. The Company believes that the net proceeds from the sale of Common Stock offered hereby, together with anticipated cash flow from operations and borrowings under the revolving credit facility, will be sufficient to finance the Company's current operations through approximately the end of 1997; however, as the Company's operations continue to expand, it may require additional funds. In addition, while the Company presently anticipates that capital expenditures for the foreseeable future will be consistent with those incurred on an historical basis, as the Company's operations continue to expand, there can be no assurance that this will be the case. To the extent that additional funds are needed, whether to finance the Company's operations, future acquisitions or capital expenditures, the Company may be required to obtain additional financing through one or more offerings of equity or debt securities, the amendment of the Company's existing revolving credit facility, a new credit facility or any combination of the foregoing.

INFLATION

  In the last three years, inflation has not had a significant impact on the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. It is the Company's intention to present such information in accordance with APB 25 as described in (ii) above.

                                   BUSINESS

  The Company offers its clients a Composite Solution for their IT requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The marketing of many of the Company's products and services is enhanced through its strategic and other relationships with recognized leaders in the IT industry, including IBM and AT&T. IBM and AT&T accounted for, in the aggregate, approximately 40% of the Company's total revenues in 1996.

  The Company is a leading supplier of integrated business information systems to the apparel industry. Its solution includes the ACS Optima Software, a comprehensive, integrated business information system specifically designed for the apparel industry. The Company provides the ACS Optima Software to many leading United States apparel manufacturers. Representative examples of the Company's ACS Optima Software clients include several divisions of Polo Ralph Lauren, Quicksilver and Fritzi. These representative clients accounted for, in the aggregate, approximately 14% of the Company's total revenues in 1996.

  The Company also provides a variety of professional services, delivered on a project basis or through staff augmentation, to address clients' systems requirements, ranging from strategy and design through development and implementation to maintenance and support. The Company provides these professional services to clients primarily in the financial, entertainment and communications industries. Representative examples of the Company's clients for professional services include Morgan Stanley, Merrill Lynch and EMI Music. These representative clients accounted for, in the aggregate, approximately 4% of the Company's total revenues in 1996. Through its technical training services, the Company provides approximately 350 comprehensive technical and end-user training classes to its clients' personnel in many leading-edge technologies, including Visual Basic, PowerBuilder, Visual C++ and Sybase. To meet the Company's needs for technical resources, the Company maintains a national proprietary database consisting of technical profiles and resumes of approximately 30,000 professionals. The Company believes that this database, its existing technical staff and other software tools enable it to offer its clients the technical resources necessary to meet their IT requirements and address the challenges of creating "Year 2000" compliant systems.

  Pursuant to an agreement between IBM and the Company entered into in November 1996, the Company has been designated by IBM as one of six current national "Business Partners" for its "Year 2000" engagements. IBM will utilize the Company and its personnel to meet certain resource requirements for IBM and IBM clients in connection with its "Year 2000" engagements. To date, the Company has not recognized any revenues in connection with this agreement.

  The Company provides a complete range of IT outsourcing support services, including on-site and remote help desks and integrated call management centers staffed and managed by the Company's personnel. In providing these services, the Company uses sophisticated tools that enable it to serve as the transparent extension of its clients' technical support infrastructure. These services provide the Company's clients with immediate access to skilled technical personnel and a cost-effective solution to their IT outsourcing support needs Representative examples of the Company's IT outsourcing support clients include IBM and AT&T. The Company was advised by IBM that, effective January 1, 1997, call management services previously provided by the Company to IBM would be provided directly by IBM with IBM personnel as a part of its "core" business functions. The Company recognized revenues of approximately $8.7 million for providing these services to IBM in 1996, representing approximately 15% of the Company's total revenues. In January 1997, the Company and IBM agreed to extend a separate agreement whereby the Company will continue to provide help desk services to IBM and its customers for an additional three-year term. The Company's contracts are generally cancellable by the client at any time or, with respect to some of the Company's larger contracts, including those with IBM, on 30 to 90 days notice.

INDUSTRY BACKGROUND

  Historically, enterprise-wide computing was conducted on proprietary host-based systems operating on mainframes and minicomputers typically supplied by a single vendor. These host-based systems offered centralized data processing and helped automate tasks such as manufacturing, distribution and financial reporting. In the 1980s, the ease-of-use and low cost of personal computers, combined with the increased availability of powerful application software, led to rapid growth in the number of computer users throughout organizations. Computing environments became increasingly varied and included personal computers and workstations from different vendors, as well as traditional minicomputers and mainframes. This transition to distributed computing environments, including client/server architectures, required businesses to seek methods of improving information processing across varying computer hardware and software configurations and to find cost effective ways to ensure that their employees have access to expert technical support.

  Companies have found it increasingly difficult to service all of their IT needs through in-house personnel. This is due, in part, to rapid technological change that has resulted in information systems that are more complex and varied requiring specialized technical expertise. In addition, as part of the trend towards downsizing and improving return on investment in IT, many companies have decided to outsource portions of their IT services. Additionally, many management information systems ("MIS") departments lack the technical management and support, training capabilities and personnel needed to address the size and complexity of their own IT systems. As a result, in recent years, businesses have relied increasingly on IT service firms to develop, support and strengthen their MIS departments, to train their MIS employees and provide technical support services, including help desks.

  The IT services industry has grown significantly, and it is estimated that industry revenue will reach approximately $170 billion by the year 2000 in the areas in which the Company offers its services and products. The Company believes that a number of factors have caused and will continue to cause this demand to increase, including: corporate efforts to improve operating efficiencies by reducing costs; the acceleration of technological change; and the rapid growth of both software applications and end-users. These factors will require organizations to fully integrate their existing systems and migrate to enterprise-wide systems. In addition, the Company believes that this industry growth will further drive demand for technically trained personnel to develop and operate such systems.

  Many businesses have started to outsource IT and support services and are turning over help desk, call management and other support services to third parties. The Company believes that demand for the services provided by IT firms is likely to increase due to the advantages outside consultants bring to their clients, including an ability to train and supply personnel with the skill sets required to utilize new and increasingly complex technology more economically than maintaining the equivalent level of expertise in-house.

  A specific challenge facing IT users is making their current systems "Year 2000" compliant. As the year 2000 approaches, businesses and governments are beginning to recognize that their current computer systems are incapable of accepting the millennium change and that modification will be necessary when two-year date fields become "00" following the year 1999. Resolution of problems relating to the "Year 2000" may require an analysis and adjustment of millions of lines of affected software code. The systems, solutions and personnel required to assess these problems and implement the proper changes are expected to be a significant factor in driving the industry's high rate of growth through the year 2000. It is estimated that the global cost of assessing and correcting the "Year 2000" problem is in excess of $300 billion.

THE COMPOSITE SOLUTION

  The Company offers its clients a Composite Solution for their IT requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The Company believes that its Composite Solution, which enables the Company to offer its clients a single source for an integrated IT solution, gives the Company a marketing advantage since it provides the Company with numerous entry points to service a client's IT requirements. The Company typically establishes its initial relationship with a client by providing one or a limited number of its products and services. As the relationship develops, the Company and the client often will identify additional IT requirements which the Company is able to address with other products and/or services from its portfolio.

STRATEGY

  The Company's objective is to continue its growth and to become a leading provider of a wide variety of information systems and services and IT outsourcing support services. The Company's principal strategies for achieving this objective are as follows:

  Strengthen its Position as the Provider of the Composite Solution. The Company believes that offering the Composite Solution enables it to implement a leveraged marketing strategy that differentiates it from its competitors. The Company's highly trained technical staff assesses a client's IT requirements and recommends a customized Composite Solution comprised of proprietary and customized products and services. The Company intends to leverage its initial client relationships to develop multiple entry points into the client's organization, giving the Company further opportunity to provide additional services through cross-selling. Additionally, the Composite Solution allows the Company to meet its clients IT requirements and develop and expand its products and services to satisfy the changing needs of its clients.

  Expand its Presence in the Apparel Industry. The Company intends to further penetrate the apparel industry by leveraging its name recognition, substantial industry expertise and extensive client base. The Company intends to maintain ACS Optima's position as the leading business system for the apparel industry by (i) continuing to upgrade and improve the system's features in response to the changing requirements of its apparel clients and (ii) improving and enhancing systems consulting, integration and outsourcing support services.

  Become A Leading Provider of "Year 2000" Solutions. The Company believes that over the next five years it will have major opportunities to provide the solutions to rectify the problems created by the millennium change. The Company has been designated by IBM as one of six current national "Business Partners" for IBM's "Year 2000" engagements. As part of an agreement between IBM and the Company, IBM will utilize the Company and the Company's personnel to meet certain resource requirements for IBM and IBM clients in connection with its "Year 2000" engagements. The Company has also entered into agreements to use and market specialized software tools and continually reviews and evaluates additional software tools that are designed to address the challenges facing MIS professionals in creating "Year 2000" compliant systems. The Company believes that its national, proprietary database, consisting of technical profiles and resumes of approximately 30,000 professionals and a personnel search engine, "Skills Finders Plus," enable it to access the technical resources necessary to implement "Year 2000" solutions.

  Leverage Strategic Alliances and Other Business Relationships. The Company has formed several strategic alliances and other relationships with recognized leaders in the IT industry.

    IBM. The Company intends to leverage its successful historical relationship with IBM to expand the products and services it currently provides to IBM and other clients. The Company believes that its designation by IBM as one of six current national IBM "Business Partners" for its "Year 2000" engagements will identify the Company as a provider of "Year 2000" solutions to the Company's existing and future clients. The Company believes it can use its agreement with IBM designating it as an IBM National Solution Provider to further enhance its position in the apparel industry. Additionally, the Company believes that its agreement with IBM designating it as an IBM Industry Remarketer for its midrange and mainframe hardware platforms enhances its ability to provide a Composite Solution to its clients.

    AT&T. Pursuant to an agreement with AT&T, the Company currently provides help desk services to AT&T's clients. The Company intends to introduce to these clients and others the additional services that comprise the Company's Composite Solution. In addition, it is the Company's strategy to establish preferred vendor relationships with AT&T's spin-offs, Lucent Technologies, Inc. and NCR Corp.

    Others. The Company intends to use its business relationships and agreements with Borland International, Inc. ("Borland"), Lotus Development Corp. ("Lotus"), Microsoft Corporation ("Microsoft") and Oracle Corp. ("Oracle") to further develop core competencies in their computer products and to use them when creating a customized Composite Solution for its clients. In addition, the Company intends to continue to work with Siemens Rolm Communications Inc. ("Siemens Rolm Communications"), a call center switch technology provider, ProAmerica Systems Inc. ("ProAmerica Systems"), a developer of call center software, and Haldeman-Powell Partners, an architectural firm, to provide potential clients with one-stop shopping for all services needed to set up and operate a call center.

  Leverage Existing Call Management and Help Desk Infrastructure. In 1995, the Company opened a state-of-the-art call management/help desk facility at the Dallas Infomart which will allow it to provide an end-to-end solution to its clients' call management needs. In addition, in October 1996, the Company commenced operations at its new help desk facility located in Tampa. The Company believes that its ability to leverage its call management and help desk infrastructure across multiple clients will significantly reduce the cost of processing a call and further enhance the Company's competitiveness.

  Further Penetrate AS/400 Market. The Company believes that the AS/400 market has traditionally been under serviced by other IT companies. The Company has developed substantial expertise servicing and developing applications for the AS/400 platform, primarily as a result of its long-term relationship with IBM, as well as through its development of the ACS Optima Software. The Company intends to continue to market its IT services primarily to Fortune 2000 companies, especially to users of the AS/400 platform. Management believes that the Company's experience with the AS/400 enhances its ability to develop new relationships with potential clients whose systems run on AS/400s or other midrange platforms.

  Expand Geographically. The Company intends to grow both domestically and internationally. Over the past two years, the Company has made a substantial investment in developing its sales and marketing infrastructure and has opened new offices in Chicago, Los Angeles, Atlanta and Dallas. The Company plans to expand its presence in these major markets to enable it to provide elements of the Composite Solution to a larger client base. The Company intends to grow internationally by (i) expanding its relationships with U.S. based clients to provide products and services to their international divisions, particularly in Asia and Europe, (ii) establishing direct relationships with companies overseas, particularly through the marketing of the ACS Optima Software to apparel companies and (iii) working with certain of its strategic alliance partners outside the United States to cross-sell or bundle their services.

INFORMATION SYSTEMS AND SERVICES

  As part of its information systems and services business, the Company provides integrated solutions to the apparel, financial, entertainment and communications industries. As part of its solution to the apparel industry, the Company markets the ACS Optima Software, which is installed in hundreds of United States apparel companies as well as apparel companies in Mexico and Canada. Additionally, the Company offers a wide range of public and private technical and end user training services.

 ACS Optima Products and Services
  In order to better respond to changes in fashion trends and to remain profitable in an increasingly competitive industry, apparel manufacturers are under increasing pressure to shorten delivery time cycles and increase efficiency in all areas of their business. The ACS Optima Software package is a comprehensive, integrated business information system, specifically designed for the apparel industry. With a graphical-user-interface ("GUI") that provides "point-and-click" ease of use and an Executive Information System ("EIS") designed for senior management, ACS Optima Software allows apparel manufacturers and importers to manage all phases of the production process, from planning and design to manufacturing, inventory control, distribution and financial reporting. The ACS Optima Software emphasizes "Quick Response" and is specifically designed to shorten delivery cycles. The Company believes the ACS Optima Software provides apparel clients with a complete solution that enhances their competitive position in the marketplace.

  Described below are selected modules of the ACS Optima Core System and additional modules to the ACS Optima Core System.

       ACS OPTIMA CORE SYSTEM                       DESCRIPTION
       ----------------------                       -----------
  Order Management and Distribution A complete order fulfillment function that summarizes essential statistics and helps
                                    the apparel industry executive pinpoint
                                    areas that need attention. It provides
                                    instant access to reports that contain an
                                    overview of current gross profit, order
                                    patterns, receivable allowances and
                                    inventory, shipment and manufacturing data.
  Import Management/Production      A function which facilitates the purchasing
                                    and tracking of imported goods. Working
                                    with estimated costs, the system creates a
                                    purchase order and letter of credit
                                    documentation. It also tracks goods through
                                    the purchasing and production process and
                                    identifies possible delays. Once
                                    merchandise is shipped, Import Management
                                    tracks and provides the delivery status and
                                    anticipated arrival date of the
                                    merchandise.
  Raw Material/Module               A function which helps estimate the
                                    material and other requirements for
                                    production and initiates a procedure to
                                    ensure that such products are available.
  Bill of Material ("BOM")/Fabric
   Actual Module                    A function which establishes requirements
                                    and then compares standard costs to actual.
                                    When goods are produced in multiple
                                    locations, the BOM will identify the most
                                    cost effective assembly method.
  Material Requirements Planning    A function which determines the earliest
                                    date on which production can begin based on
                                    a raw materials evaluation.
         ADDITIONAL MODULES
    TO THE ACS OPTIMA CORE SYSTEM                   DESCRIPTION
    -----------------------------                   -----------
  FACTS A/P and G/L                 An accounts payable and general ledger
                                    package that is integrated into the ACS
                                    Optima Software.
  Executive Information System      An advanced client/server tool that
                                    summarizes and displays computer-based
                                    information in a concise, meaningful
                                    format, statistically or graphically, for
                                    the apparel industry executive,
                                    specifically in the key business areas of
                                    sales, manufacturing, finance and
                                    management.
  EDI/400*                          Communication tool which allows
                                    manufacturers to receive and send
                                    information directly to their customers.
  PKMS*                             A distribution center management system
                                    that gives the apparel industry executive
                                    complete control over all warehouse
                                    operations, including receiving, stock
                                    locating, picking, verifying, packing,
                                    manifesting and shipping.
  Image Info*                       A function which takes digital pictures of
                                    merchandise and creates and produces custom
                                    catalogs, style libraries and inventory
                                    reports with full color imaging.
  Quick Image*                      A function which displays pictures of a
                                    garment at the touch of a command key.
                                    Pictures are scanned, digitized, indexed
                                    and displayed along with other ACS Optima
                                    screens.
  Sales Automation*                 A lap-top based order system that is used
                                    by field representatives to place orders
                                    and determine inventory availability.
                                    Orders are accurately written, sized,
                                    printed for the customer and transmitted to
                                    the apparel company in minutes.

 --------
 * Licensed to the Company.

  As part of a turn-key system provided by the Company, the initial contract typically includes a combination of hardware, software, systems integration and maintenance. Upon expiration of the initial contract, most clients purchase an extended maintenance contract which includes yearly product upgrades and access to the Company's ACS Optima help desk. Extended maintenance contracts provide the Company with a steady source of recurring annual revenue.

  The Company has established the "Users Advisory Board," which is comprised of the Company's 25 largest clients utilizing the ACS Optima Software. At meetings held twice a year, the Users Advisory Board provides the Company with valuable input and direction relative to future product enhancement and development. These meetings, which are led by the Company's clients, allow the Company to anticipate and develop solutions for its clients prior to actual need.

 Professional Services

  Recognizing the changing IT requirements of its clients, the Company provides a wide range of professional services to a diverse client base focusing on companies in the financial, entertainment and communications industries, including Morgan Stanley, Merrill Lynch and EMI Music. The Company's professional services are delivered on a project basis or, more often, through staff augmentation.

  The Company's professional services staff provides services to support the full life cycle of computer systems, from strategy and design to development and implementation and finally to maintenance and support, across a wide range of platforms, including mainframe, midrange (AS/400), client/server and personal computers. In addition, the Company's professional services group provides contract programming, consulting and other computer-related professional services primarily to large corporate clients. The Company's technical staff performs a wide variety of tasks to identify, analyze and solve a client's data processing and computing problems. Generally, these services are provided on-site to clients with personnel who do not have the requisite technical skills or to clients with specific projects requiring additional staffing that do not justify permanent personnel increases. The scope of the work performed by the Company ranges from specific, minor tasks of short duration to large, complex tasks that require a large number of consultants. Furthermore, the Company has extensive experience in providing network solutions to its existing client base by providing hardware, software and systems integration services. The Company has developed expertise in document imaging and voice recognition technology and employs certified Lotus, Microsoft and Novell engineers. The Company's business relationships with Borland, Lotus, Microsoft and Oracle enhance the marketability of the Composite Solution and strengthen the skills of its technical staff.

  In order to become a leading provider of "Year 2000" solutions, the Company has created a "Year 2000" Competency Center to proactively address the issues that its clients face in resolving these problems. The Competency Center is comprised of a select group of the Company's technical professionals who specialize in developing "Year 2000" solutions for organizations and assist clients in making their current systems "Year 2000" compliant. The Company has entered into agreements to market and utilize various software tools in order to provide "Year 2000" solutions to its clients and continually reviews and evaluates additional software tools that can assist the Company's professionals in creating "Year 2000" compliant systems for clients. In this regard, the Company has a use and marketing agreement for an AS/400 specific product that goes beyond diagnosis and is able to partially correct affected software. The Company also has a separate agreement with another company which permits the Company to use and market a suite of tools that are capable of automatically analyzing and locating code that requires conversion and determining the overall magnitude of the date conversion task. In addition, the Company has been designated by IBM as one of six current national "Business Partners" for its "Year 2000" engagements. As a part of an agreement between IBM and the Company, IBM will utilize the Company and its personnel to meet certain resource requirements for IBM and IBM clients in connection with its "Year 2000" engagements. The agreement with IBM does not permit the Company to form a similar subcontracting relationship with another "Year 2000" service provider during its term, although the Company may enter into other engagements and form other relationships in connection with its "Year 2000" initiative. To date, the Company has not recognized any revenues in connection with these agreements. See "Risk Factors--Internal Expansion and Acquisition Risks."

  Management believes that one of the most critical challenges facing organizations attempting to make their current systems "Year 2000" compliant is the hiring and retaining of technical personnel who are able to rewrite the enormous amounts of computer code in various computer languages. Through its extensive recruitment efforts of technical personnel, management believes it is well positioned to supply clients with large numbers of trained personnel to address their individual "Year 2000" challenges, either on a project or staff augmentation basis. The Company employs a number of tools to meet its clients' staffing needs, including dedicated recruiting personnel, a national proprietary database consisting of technical profiles and resumes of approximately 30,000 technology professionals, dedicated resources to conduct Internet research for qualified personnel and in addition, the Company's world wide web site which includes the "CGS Career Center" which lists and continually updates available positions with the Company and receives thousands of "hits" per month.

  In addition, the Company maintains a personnel search engine, "Skills Finder Plus," which includes search capabilities to match potential candidates with specific project and Company requirements.

 Training

  The Company provides, through more than 350 course offerings, comprehensive technical and end user training to its clients' personnel, including programmers, system administrators, operations personnel and management. In 1996, the Company's instructors provided over 600 computer technology-related classes. The Company emphasizes courses covering advanced technical skills focused on a broad range of software applications and IT and help desk management skills rather than basic introductory skills. Among others, the Company offers courses in Visual Basic, PowerBuilder, Visual C++ and Sybase. The Company is a certified training provider for Borland's Delphi and Lotus Notes.

  Management believes that its clients are attracted by the Company's broad range of course offerings and highly qualified training professionals as well as its ability to maintain and develop customized courses in leading-edge technologies. The Company believes that because of rapid technological change which has resulted in information systems that are more complex, companies are increasingly relying on third-party providers of IT training.

  By offering computer technology-related classes, the Company gains access to MIS professionals and is able to introduce other components of the Composite Solution to such professionals.

  Although client courses are generally provided on-site at a client's facilities using the client's hardware and software, the Company also makes available to clients its New York City training facility. In order to accommodate clients who may be interested in training only a few of their employees, the Company also offers public classes which are prescheduled at selected times at the New York City training facility. These classes are also available to the general public. In addition, computer users can browse the Internet for course offerings and make reservations for classes.

IT OUTSOURCING SUPPORT SERVICES

  To capitalize on the trend towards outsourcing IT services, the Company provides on-site and remote help desk services. In addition, the Company provides services that facilitate the entire call management process, including generic call receiving, inbound and outbound telemarketing, data collection and call overflow services. In providing these services, the Company uses sophisticated tools that enable it to act as the transparent extension of its clients' technical support infrastructures.

 Help Desk

  The Company provides on-site and remote help desk services, primarily through IBM and AT&T, to major companies that have outsourced technical support for their internal IT systems. The Company's certified technical specialists provide shrink-wrapped software product support for over 300 products, as well as process engineering which includes systems design and operating system, LAN/WAN and custom software application support.

  The Company has established a strategic alliance with AT&T to be a preferred provider of help desk support functions to its clients. The Company also provides help desk services to IBM and IBM clients through facilities located in Tampa, Chicago, Atlanta and Rochester, MN. The Company provides technical and product remote support services directly to IBM employees and to IBM customers 24 hours a day, seven days a week. As part of the ACS Optima solution, the Company also provides help desk support to approximately 90 ACS Optima clients from the Company's Atlanta facility. The Company intends to establish additional vendor relationships, such as those with AT&T and IBM, to enable it to continue the expansion of its client base and the Company has opened a new help desk facility in Tampa to meet such expansion. In January 1997, the Company and IBM agreed to extend their agreement under which the Company provides help desk services to IBM and IBM customers for an additional three-year term. This agreement provides that help desk services that were previously billed on a time and material basis will now be billed primarily on a per call basis.

  The help desk facilities operated by the Company employ current technology in PBX switches, call tracking software, telephone-computer integration, interactive voice response and relational database management systems that are integrated into centrally managed LAN/WANs. The Company utilizes sophisticated call tracking software and systems to provide efficient scheduling of personnel to accommodate fluctuations in call volume.

  The Company's help desk systems capture and download to permanent databases a variety of information concerning each call for reporting on a daily basis to clients, including number and duration of calls (which are important for billing purposes), response time and results of the call. Summary data and complete databases are made available to the client to enable it to monitor the level of service provided by the Company, as well as to determine whether end- users of its products are encountering recurring problems that require modification.

 Call Management

  In October 1995, the Company began providing call management services in order to capitalize on this significant market opportunity and simultaneously provide additional services to its client base as part of its Composite Solution. The Company provides call management services directly to its clients and through a strategic partner. The Company's current call management clients and strategic partners are described below.

  Teleservices Resources ("TSR"), a division of AMR Corp., and the Company have partnered to provide and operate an extensive call management system for Ryder Truck Rental, Inc. ("Ryder"). TSR is responsible for providing basic call management services to Ryder customers, while the Company, from its facilities in the Dallas Infomart, provides the technical support necessary for over 5,000 Ryder dealerships to be fully integrated into Ryder's call management and reservation system. These services include hardware and software installation and technical support, which allow TSR to efficiently operate the call management system and to enhance the services provided to the Ryder dealerships.

  In December 1996, the Company entered into an agreement with MCI Telecommunications Corporation ("MCI") to provide call management services to certain of MCI's clients. To date, the Company has not recognized any revenues in connection with this agreement.

  The Company also has recently entered into an alliance with telephone switchmaker Siemens Rolm Communications, a call-center switch technology provider, ProAmerica Systems and the Dallas architectural firm of Haldeman-Powell Partners, which specializes in the design of call-center space. This alliance will allow the Company to provide its clients, as well as its partners' clients, one-stop shopping for all the services needed to set up and operate a call center. In 1996, the Company established a state-of-the-art call management facility at the Dallas Infomart which has the technology to support over 200 call technicians and process over 4.0 million calls per year for multiple clients.

SALES AND MARKETING

  The Company markets its information systems and services and IT outsourcing support services through the efforts of approximately 30 sales and marketing representatives operating out of its New York, Los Angeles, Dallas, Atlanta and Chicago offices. Sales and marketing representatives are highly experienced in specific areas and are knowledgeable in other areas in which the Company offers its information systems and services and IT outsourcing support services. Sales and marketing efforts utilize an overall team-oriented approach with routine interaction between representatives to effectively market all of the Company's products and services. As part of their compensation, sales and marketing representatives are paid commissions on sales in their area of expertise and additional amounts for introductions that lead to sales of other products and services that comprise the Composite Solution. Management believes that being able to offer multiple services provides the Company with a marketing advantage since it gives the Company numerous entry points to service a customer's information systems and services and IT outsourcing support needs.

  The Company's sales force utilizes a variety of business development and marketing techniques, including field sales, referrals, telemarketing, the Company's on-line newsletter, presentations, exhibitions, trade shows and meetings with potential clients to market the Composite Solution. The Company's sales and marketing representatives emphasize the Company's ability to offer clients a comprehensive and cost-effective solution to their IT needs.

  The Company markets the ACS Optima Software to leading apparel manufacturers as a comprehensive, integrated business information system specifically designed for the apparel industry. The Company strategically markets the ACS Optima Software to apparel companies with revenues of $20 million and higher, and the Company uses sales of this product as an entree to provide ongoing support services as well as AS/400 sales and services. The Company markets professional services to a diverse client base, focusing on companies in the financial, entertainment and communications industries with a primary focus in New York and Los Angeles, where a large portion of such industries is located. The Company's marketing efforts for professional services target both the decision makers who are ultimately responsible for appropriating funds for a project and the systems staffs that will be responsible for the project after implementation. The Company's sales and marketing representatives promote the Company's relationships with, among others, IBM, AT&T, Borland, Lotus, Microsoft, Oracle and Siemens Rolm Communications and ProAmerica Systems, and representatives of such companies sometimes join the Company's sales representatives in making joint sales calls. In addition, the Company attempts to use its training services to provide it with insight as to potential clients who are likely to be in need of other IT products or services offered by the Company.

RECRUITMENT; HUMAN RESOURCES

  The Company's future success will depend, in part, on its ability to hire and retain adequately trained project managers, resource managers, systems analysts, business analysts, programming staff and other technical experts who can fulfill the increasingly sophisticated needs of its clients. The Company's on-going need for technical expert resources arise from (i) increased demand for the Company's services, (ii) turnover, which is generally high in the industry, and (iii) client requests for programmers trained in the newest software technologies. The recruitment of skilled project managers and other technical experts is a critical element in the Company's success. The Company devotes significant resources to meeting its personnel requirements. The Company employs recruiters based in its New York, Chicago, Atlanta, Tampa and Los Angeles offices. The Company also maintains a national proprietary database consisting of technical profiles and resumes of approximately 30,000 technology professionals and uses a personnel search engine, "Skills Finder Plus." This database includes search capabilities which match potential candidates with specific project and Company requirements. In addition, the Company has dedicated resources to conduct Internet research for qualified personnel. The Company's world wide web site includes the "CGS Career Center," which lists and continually updates available positions with the Company.

  At January 31, 1997, the Company had 690 full time employees, comprised of project and resource managers, systems analysts, business analysts, programming staff and other technical professionals and approximately 30 sales and marketing personnel. The Company's professional personnel have a variety of educational backgrounds, including degrees in computer science, business administration, education and engineering.

  The Company's personnel keep abreast of technological advances and developments through a combination of on-the-job exposure to relevant technology, selected training programs, peer review and discussions and supervision by senior personnel. The Company also keeps abreast of developments by hiring professionals with expertise in technologies that are needed or can be utilized by the Company and its clients.

  None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

COMPETITION

  The industry in which the Company operates is extremely competitive, highly fragmented and subject to rapid changes. While many companies provide information systems and services and IT outsourcing support services, management believes that no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, divisions of large hardware and software companies and niche providers of IT services, many of which compete in only certain markets. Although the Company believes that the Company's strategic alliances and other relationships provide it with a competitive advantage, the Company competes with and faces potential competition from a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition and a more established client base than the Company. In addition, many of the services offered by the Company historically have been provided, and could in the future be provided, by the in-house personnel of its clients. The Company believes that its ability to compete depends, in part, on a number of factors, including the ability of the Company to hire, retain and motivate a significant number of highly skilled employees and the development by others of products and services that are competitive with the Company's products and services. The Company competes with larger organizations and smaller competitors for highly skilled professionals to fill full-time and project specific positions.

  Management believes that price is not the primary factor in a client's determination to purchase the ACS Optima Software and related services but that product functionality and methodology for implementation are the principal competitive considerations. The Company believes that the principal competitive factors in its professional services business include the nature of the services offered, quality of service, responsiveness to customer needs, business experience and technical expertise.

  With respect to its IT outsourcing support services, the Company competes primarily on the basis of quality of service and price, and the Company could be adversely affected by the price at which others offer comparable IT outsourcing support services. Many of the Company's larger clients purchase IT outsourcing support services primarily from a limited number of preferred vendors. The Company has experienced and continues to anticipate significant pricing pressure from these clients in order to remain competitive.

  Although the Company believes that it can meet its clients' demands for information systems and services and IT outsourcing support services, there can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

INTELLECTUAL PROPERTY RIGHTS

  The Company's success is dependent, in part, upon its proprietary intellectual property rights. The Company relies on contractual arrangements, such as trade secret and non-disclosure agreements, and copyright and trademark law to protect its proprietary intellectual property rights. While the Company holds registered copyrights with respect to certain modules of the ACS Optima Software, generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its confidential and proprietary data, there can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  The Company's business includes the development of custom software applications in connection with specific engagements. Ownership of such software is generally assigned to the client. Although the Company believes that its products and services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

FACILITIES

  The Company's headquarters and principal administrative, sales and marketing operations are located in approximately 21,000 square feet of leased space in New York City under leases expiring in 2005. The Company occupies an aggregate of approximately 34,500 square feet of additional space in Los Angeles, Chicago, Dallas, Tampa and Atlanta under leases expiring at various times throughout the next three years. In addition, pursuant to contracts with its clients, the Company currently occupies additional space which is owned or leased by its clients in Tampa, Rochester, MN, Chicago and Atlanta.

  The Company leases three IBM midrange computers from IBM Credit Corp. These leases are considered operating leases and, therefore, are not capitalized on the Company's balance sheet. The remainder of the Company's computers and peripheral equipment are owned or leased and treated as owned for accounting purposes because the Company may acquire ownership at the end of the lease agreement upon exercise of a purchase option for a nominal amount.

  The Company believes that its facilities and equipment are adequate for its current needs.

LEGAL PROCEEDINGS

  The Company is not currently a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company's financial condition or results of operations.

  The Company received a letter on January 23, 1997 (the "January 23rd Letter") from a law firm representing Orbit Industries, Inc., a debtor and debtor-in-possession (the "Debtor") in a pending case under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Case") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In connection with the Chapter 11 Case, the Company had (prior to the receipt of the January 23rd Letter) filed a motion (the "Motion") with the Bankruptcy Court requesting the payment of certain administrative expense claims pursuant to the terms of a contract between the Company and the Debtor relating to system design and integration of ACS Optima Software. The January 23rd Letter attached a draft and unfiled complaint (the "Draft Complaint") for an action against the Company in the Superior Court of White County, Georgia. The Draft Complaint alleges breach of contract, breach of warranty, fraud and unjust enrichment and requests actual damages in the amount of approximately $600,000 and punitive damages in the amount of $2 million against the Company. The Company and the Debtor have orally agreed to extend the time in which the Debtor must respond to the Motion until March 31, 1997. Similarly, the Debtor has agreed not to file the Draft Complaint at any time prior to March 31, 1997. If the Draft Complaint is filed, the Company intends to vigorously contest the allegations contained therein, and the Company does not believe that the outcome of this matter will have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The following sets forth the names and ages, as of December 31, 1996, of the Company's directors and executive officers and the positions they hold. Within 90 days following consummation of this offering, the Company will appoint Ira
Z. Kevelson and John J. Murphy as independent directors to the Board of Directors and within one-year following consummation of this offering, the Company will appoint one additional independent director to the Board of Directors. Such independent directors will not be employees of the Company.

     NAME       AGE                            POSITION
     ----       ---                            --------
Philip Fried-    48 President, Chief Executive Officer and Director
 man..........
Victor Fried-    41 Executive Vice President and Director
 man..........
Fred B.          39 Vice President Finance & Administration, Secretary and Director
 Schlossberg..
Jay Hakami....   38 Senior Vice President, Products and Services
Robert B.        60 Vice President, Remote Support Services
 Stratton.....
Rhoda Cahan...   53 Vice President, Training
Steven J.        41 Vice President, Call Management
 Carter.......
Robert G. Ma-    43 Vice President, Help Desk Services
 rino.........

  PHILIP FRIEDMAN has been President, Chief Executive Officer and a director of the Company since April 1984. In 1995, Mr. Friedman was named New York City Entrepreneur of the Year in the area of Technology Services by the Entrepreneur of the Year Institute sponsored by Ernst & Young LLP, Inc. Magazine and Merrill Lynch. He holds a Bachelor of Science degree in Finance and Economics from the State University of Uzgorod and a Master's degree in Electronic Engineering from Lvov Polytechnical Institute, both in the Ukraine.

  VICTOR FRIEDMAN has been Executive Vice President and a director of the Company since October 1994. From 1981 until October 1994, Mr. Friedman was the President/CEO of Real-Time Technology, Inc., a company which he founded and which specialized in providing professional services to the financial community. He holds degrees in Liberal Arts and Education from the State University of Uzgorod in the Ukraine.

  FRED B. SCHLOSSBERG has been Vice President Finance & Administration, Secretary and a director of the Company since April 1992. From June 1978 to April 1992, he was employed by BDO Seidman, LLP where his last position was Senior Audit Manager. Mr. Schlossberg is a Certified Public Accountant in New York State. He holds a Bachelor of Business Administration in accounting from Bernard Baruch College where he graduated magna cum laude.

  JAY HAKAMI has been Senior Vice President, Products and Services since November 1996 and was a Vice President, Products and Services from 1991 until 1996. Mr. Hakami began his career with the Company in 1989 as a Manager of Sales of Products and Services. He holds a Bachelor of Arts degree in Business Administration from the New York Institute of Technology.

  ROBERT B. STRATTON has been Vice President, Remote Support Services since 1995. Mr. Stratton has been employed by the Company since 1991 and from 1992 until 1995 was a General Manager of Remote Support Services. He holds an Associates Degree in Liberal Arts from Pace University.

  RHODA CAHAN has been Vice President, Training since 1995. Ms. Cahan began her career with the Company in 1991 as a Director of Training. She holds a Bachelor of Arts degree in Mathematics from Brown University, a Master of Science degree in Operations Research and Statistics from The Wharton School, University of Pennsylvania and a APC degree in Computer Applications and Information Systems from New York University.

  STEVEN J. CARTER has been Vice President, Call Management since August 1995. From December 1983 to August 1995 Mr. Carter was employed by IBM, where his last position was Executive of the Strategic Business Unit of Call Management Services.

  ROBERT G. MARINO has been Vice President, Help Desk Services since 1994. From October 1989 to July 1994, Mr. Marino was employed by Comdisco Computing Services Corp., where his last position was Area Sales Manager. Mr. Marino holds a Bachelor of Arts degree in Business Administration from Rutgers University.

  IRA Z. KEVELSON has been a member of the firm of Dlugash & Kevelson, certified public accountants since 1980 and the owner of the law firm of Ira
Z. Kevelson, attorney-at-law since 1975. Mr. Kevelson is a Certified Public Accountant in New York State and is an attorney admitted to the bar of New York State. He holds a Bachelor of Science degree in Accounting from Brooklyn College and a Juris Doctor degree and LLM in Taxation from New York University School of Law. Mr. Kevelson served as a director from 1983 to 1993 and has agreed to serve as a director after consummation of this offering.

  JOHN J. MURPHY has been a Senior Vice President of Information Technology for EMI Music Publishing, a division of EMI Music which is a division of Thorn-EMI, a U.K. company. He holds a Bachelor of Science degree from Boston University. Mr. Murphy has agreed to serve as a director after consummation of this offering.

  In connection with consummation of this offering, the Board of Directors will be divided into three classes. The term of the Class I directors, to be comprised initially of Fred Schlossberg and one of the independent directors, expires in 1998, the term of the Class II directors, to be comprised initially of Victor Friedman and one of the independent directors, expires in 1999, and the term of the Class III directors, to be comprised initially of Philip Friedman and one of the independent directors, expires in 2000. Directors hold office until the annual meeting of the stockholders of the Company in the year in which the term of their class expires and until their successors have been duly elected and qualified. At each meeting of stockholders of the Company, the successors to the class of directors whose term expires will be elected for a three-year term. The next annual meeting of the stockholders of the Company is expected to be held in 1998.

  Philip Friedman and Victor Friedman are brothers.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. Upon consummation of this offering, the Board of Directors will create an Audit Committee that, among other things, will make recommendations concerning the engagement of independent auditors, review the results and scope of the annual audit and other services provided by the Company's independent auditors and will review the adequacy of the Company's internal accounting controls. The Audit Committee will consist of two of the independent directors to be appointed after consummation of this offering and Fred B. Schlossberg.

  Compensation Committee. Upon consummation of this offering, the Board of Directors will create a Compensation Committee that, among other things, will make recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company and will administer the Company's 1997 Long-Term Incentive Plan. The Compensation Committee will consist of two of the independent directors to be appointed after consummation of this offering and Philip Friedman.

DIRECTOR COMPENSATION

  Directors who are employees of the Company will receive no additional compensation for their services as members of the Board of Directors or as members of Board committees. Directors who are not employees of the Company will be paid a quarterly fee of $1,000, as well as additional fees of $500 for each meeting of the Board or of a Board committee attended by such director. The Company's directors will be reimbursed for their out-of-pocket expenses incurred in connection with their service as directors, including travel expenses.

EXECUTIVE COMPENSATION

  The following table sets forth compensation paid by the Company during the last three years to the Company's Chief Executive Officer and to the four most highly compensated executive officers (collectively, the "Named Executive Officers"). The Company did not grant any stock options or stock awards to any of the Named Executive Officers during such years and the dollar value of perquisite and other personal benefits, if any, received by each of the Named Executive Officers in each year was less than established reporting thresholds.

                          SUMMARY COMPENSATION TABLE

                                                                OTHER ANNUAL
NAME AND PRINCIPAL POSITION(S)  YEAR SALARY ($)    BONUS ($) COMPENSATION ($)(1)
------------------------------  ---- ----------    --------- -------------------
Philip Friedman
 President and Chief Executive  1996  520,000             --        5,000
 Officer......................
                                1995  400,000        830,000        5,000
                                1994  316,000      2,600,000        5,000
Victor Friedman
 Executive Vice President.....  1996  240,000             --        5,000
                                1995  200,000         72,000        3,000
                                1994   50,000(/2/)    75,000           --
Fred B. Schlossberg
 Vice President Finance &       1996  150,000             --        5,000
 Administration, Secretary....  1995  135,000         25,000        5,000
                                1994  115,000         30,000        4,000
Jay Hakami
 Senior Vice President,         1996  295,000             --        5,000
 Products and Services........  1995  279,000             --        5,000
                                1994  193,000             --        5,000
Robert B. Stratton
 Vice President, Remote         1996  251,000             --        5,000
 Support Services.............  1995  220,000             --        1,000
                                1994  181,000             --           --

--------
(1) Consists of amounts contributed on behalf of such employees to the Company's 401(k) plan.
(2) Victor Friedman was employed by the Company beginning in October 1994.

  The Company currently anticipates that immediately prior to consummation of this offering it will grant 587,500 options under the 1997 Long-Term Incentive Plan (the "Plan"), consisting of 537,500 incentive stock options and 50,000 nonqualified stock options, to certain officers, key employees and directors of the Company, including 50,000 nonqualified stock options to Victor Friedman, 30,000 incentive stock options to each of Fred B. Schlossberg and Jay Hakami, 20,000 incentive stock options to Robert B. Stratton and 5,000 incentive stock options to each of Ira Z. Kevelson and John J. Murphy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company has never had a Compensation Committee or other committee of the Board of Directors performing similar functions and all matters concerning executive compensation have been addressed by the entire Board of Directors. Decisions concerning compensation of executive officers of the Company were made by the Company's Board of Directors. The Board of Directors will establish a Compensation Committee upon the consummation of this offering.

EMPLOYMENT AGREEMENTS

  The Company does not have employment contracts with any of its executive officers or other employees.

1997 LONG-TERM INCENTIVE PLAN

  The Plan will be adopted by the Company's Board of Directors and approved by the Company's stockholders prior to the consummation of this offering. The Company will reserve an amount of Common Stock equal to 10 percent of the shares of Common Stock outstanding upon consummation of this offering for issuance and/or use as the basis for stock appreciation rights or other units of stock-based incentive compensation under the Plan. Unless sooner terminated by the Board of Directors, the Plan will terminate on the date which is 10 years from the date of its adoption.

  Upon consummation of this offering, the Plan will be administered by the Compensation Committee of the Board of Directors. The Committee will have the authority and discretion, subject to the provisions of the Plan, to select persons to whom options and other awards under the Plan will be granted, to designate the number of shares to be covered by awards, to specify the type of consideration to be paid to the Company and to establish all of the terms and conditions of each award.

  The Plan will provide for the grant of stock options and other awards to officers and other key employees of the Company and to its directors. Options granted under the Plan may be incentive stock options or nonqualified stock options. The exercise price for an incentive stock option may not be less than the fair market value of the Company's Common Stock on the date of grant and such options may not be exercisable by the employee (except in the event of death or disability or certain changes in control of the Company) prior to the completion of at least one year of employment subsequent to the grant of the award. Options granted under the Plan shall vest on certain changes in control of the Company (as defined in the Plan) unless the Compensation Committee otherwise determines prior to such change in control, and in such case, the participant will receive cash equal to the value of the option in lieu of exercise thereof. Nonqualified stock options shall have such terms as the Compensation Committee shall determine and that shall not be inconsistent with the Plan. Stock options granted under the Plan may not be transferred other than by will or the laws of descent and distribution or, in the case of nonqualified stock options, by gift.

  All awards under the Plan may be subject to substantial employment requirements and/or performance measurements and goals. The Compensation Committee shall establish, with respect to each performance-based award, the length of the applicable performance period (which shall be at least two years), performance objectives (which shall be based on revenues, operating income, net income, return on equity or a variation or combination of the foregoing and may vary from participant to participant) and the range of dollar values or number of shares of Common Stock (which shall be subject to maximum limitations) that may be earned by the participant.

  The Company currently anticipates that immediately prior to consummation of this offering it will grant 587,500 options under the Plan, consisting of 537,500 incentive stock options and 50,000 nonqualified stock options, to certain officers, key employees and directors of the Company at the initial public offering price.

401(k) SAVINGS PLAN

  The Company has adopted a 401(k) savings plan (the "401(k) Plan"). All employees of the Company are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees are permitted to defer up to 10% of their compensation, subject to certain limitations. Currently, the Company matches a discretionary amount between 0% and 50% of an employee's contribution, subject to a maximum contribution equal to 3% of such employee's annual compensation. Salary deferral contributions are fully vested. Matching contributions are fully vested after seven years of service; partial vesting begins after three years of service. Participants or their beneficiaries are entitled to payment of benefits (i) upon retirement at age 65 or early retirement at age 55, (ii) upon death or disability or (iii) upon termination of employment, if the participant elects to receive a distribution of his account balance prior to one of the events listed in (i) or (ii) above. In addition, withdrawals are available upon the participant attaining age 59.5, or for reasons of financial hardship if certain conditions are met.

                              CERTAIN TRANSACTIONS

  In October 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time, a computer consulting firm which was owned by Victor Friedman. The purchase price of $252,478 was paid by the issuance of shares of Common Stock to Victor Friedman.

  Philip Friedman has loaned the Company in the aggregate approximately $2.5 million. This loan is payable on demand and bears interest at 10.0%. The loan will be repaid with a portion of the net proceeds of this offering. See "Use of Proceeds." In addition, Philip Friedman has guaranteed certain of the Company's obligations under the Company's revolving credit facility and term loan. These guarantees will terminate upon consummation of this offering.

  Upon consummation of this offering, the Company plans to distribute to its stockholders of record immediately prior to the consummation of this offering the cumulative amount of its undistributed taxable earnings for the entire period that it was an S corporation. As of December 31, 1996, the cumulative balance of such undistributed taxable earnings was approximately $4.8 million. The difference between the undistributed taxable earnings of $4.8 million and retained earnings of approximately $3.2 million at December 31, 1996 is principally the result of differences between income tax bases and financial reporting. In addition, the Company's stockholders immediately prior to the consummation of this offering will be entitled to receive from the Company, in the event of certain adjustments to the Company's federal taxable income, the amount of federal, state and local income taxes, including penalties and interest, incurred by them as a result of such adjustment. See "The Company."

  Pursuant to a Registration Rights Agreement to be entered into immediately prior to the consummation of this offering, among the Company, Philip Friedman and Victor Friedman (the "Registration Rights Agreement"), the Company will, at the request of either Philip Friedman or Victor Friedman (the "Rights Holders"), prepare and file, and use its best efforts to make effective, registration statements under the Securities Act for resales of Common Stock, including underwritten offerings. In addition, pursuant to the Registration Rights Agreement, if the Company proposes to register its securities under the Securities Act, then the Rights Holders have a right (subject to quantity limitations determined by underwriters if the offering involves an underwriting) to request that the Company register such Rights Holders' Common Stock. All fees and expenses incurred in connection with any such registration will be borne by the Company, except for all underwriting discounts and commissions relating to Common Stock sold by the Rights Holders in any such offering, which will be borne by such Rights Holders. The Company has agreed to indemnify the Rights Holders against certain liabilities in connection with any registration effected pursuant to the Registration Rights Agreement, including liabilities under the Securities Act.

  The Company has agreed to indemnify each of the Selling Stockholders for any liability arising out of their obligations to indemnify, or contribute to losses incurred by, the Underwriters pursuant to the Underwriting Agreement to be entered into among the Company, the Selling Stockholders and the Underwriters in connection with this offering to the fullest extent permitted by law.

  Mr. Kevelson, who will be appointed to the Board of Directors following consummation of this offering, has, from time to time, provided legal services to the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information, regarding the beneficial ownership of the Common Stock, prior to and after giving effect to this offering, by (i) the directors and four most highly compensated executive officers of the Company, (ii) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock,
(iii) all executive officers and directors as a group and (iv) each Selling Stockholder.

                         SHARES BENEFICIALLY            SHARES BENEFICIALLY
                           OWNED PRIOR TO                   OWNED AFTER
                             OFFERING(1)                    OFFERING(2)
                         ----------------------         -----------------------
                                              NUMBER OF
                                               SHARES
NAME AND ADDRESS OF                             BEING
BENEFICIAL OWNER(3)        NUMBER    PERCENT   OFFERED    NUMBER     PERCENT
-------------------      ----------- ------------------ ------------ ----------
Philip Friedman.........   8,820,780   90.0%   444,000     8,376,780     66.0%
Victor Friedman.........     979,220   10.0%   196,000       783,220      6.2%
Fred B. Schlossberg.....           0    --           0             0     --
Jay Hakami..............           0    --           0             0     --
Robert B. Stratton......           0    --           0             0     --
All executive officers
 and directors as a
 group (8 Persons)......   9,800,000  100.0%   640,000     9,160,000     72.1%

--------
* Less than 1%
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Excludes options to purchase shares of Common Stock which the Company anticipates will be granted under the Plan to certain officers, key employees and directors immediately prior to consummation of this offering and shares of Common Stock that may be purchased in connection with this offering. See "Management--Executive Compensation" and "Underwriting."

(3) Unless otherwise indicated, the business address of each director and executive officer is c/o Computer Generated Solutions, Inc., 1675 Broadway, New York, New York 10019.

                         DESCRIPTION OF CAPITAL STOCK

  After this offering, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, the terms and provisions of which may be designated by the Board of Directors in the future. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

  Following this offering, 12,700,000 shares of Common Stock will be issued and outstanding. See "Capitalization." Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of the Company's stockholders. The Company's Principal Stockholders are entitled to certain rights with respect to registration under the Securities Act of shares held by them. See "Certain Transactions."

  All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in this offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, following any required distribution to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor. Subject to the preferential rights of the holders of any class of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. See "Dividend Policy."

  Holders of Common Stock have no preemptive rights.

PREFERRED STOCK

  Following this offering, no shares of Preferred Stock will be issued and outstanding. Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights, sinking fund provisions, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. In addition, the issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. The issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE
LAW

  Certain provisions of the Company's Certificate of Incorporation and By-Laws, as well as certain provisions of Delaware law, may have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by a stockholder. These provisions are in addition to the anti-takeover effect of the substantial ownership and voting power of the Principal Stockholders of the Company. In addition, the Certificate of Incorporation and By-Laws contain certain provisions that may reduce the likelihood of a change in management or voting control of the Company without the consent of the Board of Directors.

  Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in any business combination, including any merger or consolidation with, or any transaction which results in the acquisition of additional shares of the corporation by, an "interested stockholder" for a three-year period following the time at which the stockholder became an "interested stockholder" unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding certain shares) or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an "interested stockholder" or (iii) is an affiliate or associate of any person of the type identified in clause (ii) above. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an "interested stockholder", including mergers, asset sales and other transactions in which the "interested stockholder" receives or could receive a benefit on other than a pro rata basis with other stockholders.

  The provisions of Section 203, coupled with the Board of Directors authority to issue Preferred Stock without further stockholder action and the fact that, after giving effect to this offering, 72.1% of the outstanding shares of Common Stock will be held by the Principal Stockholders, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by
Section 203, which election would be effective twelve months after such adoption. Such a change in the Certificate of Incorporation could not be made without the affirmative vote of shares held by Philip Friedman. Neither the Certificate of Incorporation nor the By-Laws exclude the Company from the restrictions imposed by Section 203. These restrictions will not apply to stockholders who were interested stockholders prior to the date of this offering.

  Classified Board of Directors. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. Each class will consist, as nearly as practical, of one-third of the Board of Directors constituting the entire Board of Directors. As a result, approximately one-third of the Board of Directors will be elected each year. Holders of a majority of the outstanding shares of capital stock of the Company entitled to vote with respect to election of directors may remove directors only for cause. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

  Stockholder Meetings. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-Laws provide that special meetings of stockholders may be called only by the president of the Company and must be called by such officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the president call such a special meeting or to require that the Board of Directors request the calling of a special meeting of stockholders.

  Advance Notice Provisions. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for elections as directors, or to bring other business before an annual meeting of stockholders of the Company. The By-Laws provide that only persons who are nominated by, or at the direction of, the president of the Company or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The By-Laws also provide that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the president of the Company, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Generally, for notice of stockholder nominations to be made at an annual meeting to be timely under the By-Laws, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, in the case of a special meeting at which directors are to be elected, not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Under the By-Laws, a stockholder's notice must also contain certain information specified in the By-Laws.

  Amendment of Certificate of Incorporation. The stockholders of the Company may not amend or repeal any of the provisions summarized above under "Classified Board of Directors," "Stockholder Meetings" or "Advance Notice Provisions" except upon the affirmative vote of holders of not less than 75% of the outstanding shares of capital stock of the Company entitled to vote thereon.

  Exculpation and Indemnification. The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. The Commission has taken the position that the foregoing provisions will have no effect on claims arising under federal securities laws.

  The Certificate of Incorporation provides that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding 12,700,000 shares of Common Stock. See "Capitalization." Of these shares, the 3,540,000 shares (4,071,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" (as defined in the Securities Act) of the Company. The remaining 9,160,000 (8,629,000 shares if the Underwriters' over-allotment option is exercised in full) shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

  The Company and the Principal Stockholders have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., which consent may not be unreasonably withheld, except, without such prior written consent, the Company and the Principal Stockholders may sell shares of Common Stock pursuant to this offering, and the Company may grant options, restricted stock, stock appreciation rights or other units of stock-based incentive compensation under the 1997 Long-Term Incentive Plan. See "Underwriting." Following the Lock-up Period, any shares owned prior to this offering will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below.

  In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least three years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale, public information or notice provisions of Rule 144. The foregoing summary of Rule 144 is not intended to be a complete description thereof. In addition, the Commission has proposed reducing the two-year and three-year periods referred to above to one and two years, respectively.

  Except for the options to purchase 587,500 shares of Common Stock that the Company currently anticipates granting under the Plan, prior to this offering, no Common Stock was subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock. As soon as practicable following the consummation of this offering, the Company intends to file a registration statement under the Securities Act to register the shares of Common Stock available for issuance upon exercise of options granted pursuant to the 1997 Long Term Incentive Plan. Shares issued upon exercise of options granted pursuant to the 1997 Long-Term Incentive Plan after the effective date of such registration statement will be available for sale in the open market, subject to the Lock-up Period and, for affiliates of the Company, subject to the conditions and restrictions of Rule 144. In addition, the Company has granted certain registration rights to Philip Friedman and Victor Friedman. See "Certain Transactions."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and Oppenheimer & Co., Inc. and Furman Selz LLC, as Representatives (the "Representatives") of the Underwriters of this offering, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite their names below:

                                                                        NUMBER
      UNDERWRITERS                                                     OF SHARES
      ------------                                                     ---------
      Oppenheimer & Co., Inc. ........................................
      Furman Selz LLC.................................................

                                                                       ---------
        Total ........................................................ 3,540,000
                                                                       =========

  The Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and
at such price less a concession not in excess of $     per share of Common
Stock to certain securities dealers, of which a concession not in excess of
$     per share of Common Stock may be reallowed to certain other securities dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Company has granted an option to the Underwriters exercisable within 30 days after the date of this Prospectus, to purchase from the Company up to an aggregate of 531,000 additional shares of Common Stock, to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option to purchase any of the additional 531,000 shares of Common Stock, each of the Underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage as the number of shares of Common Stock to be purchased by each of them bears to the 3,540,000 shares of Common Stock offered hereby. The Company will be obligated, pursuant to the over-allotment option, to sell Common Stock to the Underwriters to the extent such over-allotment option is exercised.

  The Company and the Principal Stockholders have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., which consent may not be unreasonably withheld, except, without such prior written consent, the Company and the Principal Stockholders may sell shares of Common Stock pursuant to this offering, and the Company may grant options, restricted stock, stock appreciation rights or other units of stock-based incentive compensation under the 1997 Long-Term Incentive Plan.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

  The Representatives do not intend to confirm sales of the Common Stock to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering made hereby. The initial price to the public for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial price to the public are: (i) the history of and the prospects for the industry in which the Company competes; (ii) the ability of the Company's management; (iii) the past and present operations of the Company; (iv) the historical results of operations of the Company; (v) the prospects for future earnings and business potential of the Company; (vi) the general condition of the securities markets at the time of this offering; (vii) the recent market prices of securities of generally comparable companies; (viii) the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the company; and (ix) other factors deemed to be relevant.

  At the Company's request, the Underwriters have reserved up to 175,000 shares of Common Stock for sale at the initial public offering price to the Company's employees and other persons having business relationships with the Company. The number of shares of Common Stock available for sale to other members of the public will be reduced to the extent that these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Chadbourne & Parke LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The financial statements (including Schedule 16(b), which is included in the Registration Statement of which this Prospectus forms a part) of the Company at December 31, 1995 and 1996 and the years ended December 31, 1995 and 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 1994, by BDO Seidman, LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                              CHANGE OF AUDITORS

  In November 1995, the Company, with the approval of the Board of Directors, dismissed BDO Seidman, LLP as its independent auditors. During the period between January 1, 1993 and the date on which BDO Seidman, LLP was dismissed, there was no (i) disagreement between the Company and BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused BDO Seidman, LLP to make reference to the subject matter of such disagreement in connection with its report on the Company's financial statements or (ii) adverse opinion or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles in connection with its report on the Company's financial statements. The Company engaged Ernst & Young LLP as its new independent auditors in November 1995.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. The statements contained in this Prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete; each such statement is qualified in its entirety by reference to such document. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at Seven World Trade Center, 13th Fl., New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, and copies may be obtained at prescribed rates from the public reference section of the Commission, Washington, D.C. 20549. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).

                       COMPUTER GENERATED SOLUTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Reports of Independent Auditors..........................................  F-2
Balance Sheets as of December 31, 1995 and 1996..........................  F-4
Statements of Operations for the years ended December 31, 1994, 1995 and
 1996....................................................................  F-5
Statements of Stockholders' Equity for the years ended December 31, 1994,
 1995 and 1996...........................................................  F-6
Statements of Cash Flows for the years ended December 31, 1994, 1995 and
 1996....................................................................  F-7
Notes to Financial Statements............................................  F-8

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors Computer Generated Solutions, Inc.

  We have audited the accompanying balance sheets of Computer Generated Solutions, Inc. (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Generated Solutions, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                               ERNST & YOUNG LLP

New York, New York

January 30, 1997, except for
paragraph 8 of Note 12, as to
which the date is February 28,
1997

                    REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Computer Generated Solutions, Inc.
New York, New York

  We have audited the accompanying statements of operations, stockholders' equity and cash flows of Computer Generated Solutions, Inc. (the "Company") for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Computer Generated Solutions, Inc. for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

                                               BDO Seidman, LLP

New York, New York
February 21, 1995, except for paragraph 8 of
Note 12, as to which the date is

February 28, 1997

                       COMPUTER GENERATED SOLUTIONS, INC.

                                 BALANCE SHEETS

                                                    DECEMBER 31,     PRO FORMA
                                                   ---------------- DECEMBER 31,
                                                    1995     1996       1996
                                                   -------  ------- ------------
                                                                    (UNAUDITED)
                                                                     (NOTE 12)
                                                   (IN THOUSANDS, EXCEPT SHARE
                                                              DATA)
ASSETS:
Current assets:
 Cash and cash equivalents.......................  $   264  $    57   $    57
 Accounts receivable, net of allowances of $60 in
  1995 and $100 in 1996..........................    9,177   10,691    10,691
 Deferred income taxes...........................      --       --         45
 Prepaid expenses and other current assets.......      122      180       180
                                                   -------  -------   -------
  Total current assets...........................    9,563   10,928    10,973
Fixed assets, net................................    1,259    1,897     1,897
Cost in excess of fair value of assets purchased,
 net of accumulated amortization of $533 in 1995
 and $853 in 1996................................      426      106       106
Deferred income taxes............................      --       --        250
Deferred registration fees.......................      --       230       230
Other assets.....................................      405      615       615
                                                   -------  -------   -------
  Total assets...................................  $11,653  $13,776   $14,071
                                                   =======  =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Note payable--bank..............................  $ 3,200  $ 2,050   $ 2,050
 Note payable--stockholder.......................      323      323       --
 Accounts payable and accrued expenses...........    1,995    3,173     3,173
 Current portion of long-term debt...............      472      133       133
 Current portion of obligations under capital
  leases.........................................       93      164       164
 Deferred maintenance............................      542      422       422
 Accrued payroll.................................      817    1,373     1,373
 Sales tax payable...............................      178      267       267
 Due to stockholders.............................      --       --      7,269
                                                   -------  -------   -------
  Total current liabilities......................    7,620    7,905    14,851
Long-term debt...................................      133      --        --
Obligations under capital leases.................      346      471       471
Subordinated debt--stockholder...................    2,146    2,146       --
Commitments
STOCKHOLDERS' EQUITY:
 Preferred stock, $.001 par value, no shares
  authorized in 1995 and 1996; pro forma 1996,
  1,000,000 shares authorized, no shares issued
  and outstanding................................      --       --        --
 Common stock, $.001 par value;
  Voting--25,000,000 shares authorized,
   13,004,246 shares issued and 9,800,000 shares
   outstanding in 1995 and 9,800,000 shares
   issued and outstanding in 1996................       13       10        10
 Additional paid-in capital......................      216       77        77
 Retained earnings (deficit).....................    1,321    3,167    (1,338)
                                                   -------  -------   -------
                                                     1,550    3,254    (1,251)
 Less 3,204,246 shares held in treasury, at
  cost...........................................     (142)     --        --
                                                   -------  -------   -------
  Total stockholders' equity.....................    1,408    3,254    (1,251)
                                                   -------  -------   -------
   Total liabilities and stockholders' equity....  $11,653  $13,776   $14,071
                                                   =======  =======   =======

    The accompanying notes are an integral part of the financial statements.

                       COMPUTER GENERATED SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1994      1995     1996
                                                   --------  -------- --------
                                                     (IN THOUSANDS, EXCEPT
                                                          SHARE DATA)
Revenues:
  Services, software license and maintenance
   fees........................................... $ 19,962  $ 31,704 $ 47,846
  Hardware........................................    4,748     4,243    9,641
                                                   --------  -------- --------
    Total revenues................................   24,710    35,947   57,487
Direct costs:
  Services, software license and maintenance
   fees...........................................   12,988    22,970   35,734
  Hardware........................................    3,882     3,007    8,123
                                                   --------  -------- --------
    Total direct costs............................   16,870    25,977   43,857
                                                   --------  -------- --------
Gross profit......................................    7,840     9,970   13,630
Selling, general and administrative expenses......    4,725     6,690    9,995
Compensation amounts to S corporation stockhold-
 ers..............................................    3,041     1,502      760
Amortization of cost in excess of fair value of
 assets purchased.................................      213       320      320
                                                   --------  -------- --------
                                                      7,979     8,512   11,075
                                                   --------  -------- --------
Operating income (loss)...........................     (139)    1,458    2,555
Interest expense..................................       77       473      540
                                                   --------  -------- --------
Income (loss) before income taxes.................     (216)      985    2,015
Income taxes......................................       60        33      169
                                                   --------  -------- --------
Net income (loss)................................. $   (276) $    952 $  1,846
                                                   ========  ======== ========
PRO FORMA (UNAUDITED) (NOTE 12)
Historical income before income taxes.............                    $  2,015
Pro forma provision for income taxes..............                    $    829
                                                                      --------
Pro forma net income..............................                    $  1,186
                                                                      ========
Pro forma net income per share....................                    $    .12
                                                                      ========
Pro forma weighted average number of shares outstanding             10,241,708
                                                                    ==========


    The accompanying notes are an integral part of the financial statements.

                       COMPUTER GENERATED SOLUTIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                           ADDITIONAL
                           NUMBER           PAID-IN   RETAINED TREASURY
                          OF SHARES AMOUNT  CAPITAL   EARNINGS  STOCK   TOTAL
                          --------- ------ ---------- -------- -------- ------
                                             (IN THOUSANDS)
Balance at December 31,
 1993....................   8,821    $  9     $ 11     $  645   $(185)  $  480
 Net loss................                                (276)    --      (276)
 Reissued treasury
  stock..................   4,183       4      205        --       43      252
                           ------    ----     ----     ------   -----   ------
Balance at December 31,
 1994....................  13,004      13      216        369    (142)     456
 Net income..............                                 952     --       952
                           ------    ----     ----     ------   -----   ------
Balance at December 31,
 1995....................  13,004      13      216      1,321    (142)   1,408
 Net income..............                               1,846     --     1,846
 Retirement of treasury
  stock..................  (3,204)     (3)    (139)       --      142      --
                           ------    ----     ----     ------   -----   ------
Balance at December 31,
 1996....................   9,800    $ 10     $ 77     $3,167     --    $3,254
                           ======    ====     ====     ======   =====   ======



    The accompanying notes are an integral part of the financial statements.

                       COMPUTER GENERATED SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                            YEARS ENDED DECEMBER 31,
                                            --------------------------
                                             1994      1995     1996
                                            -------  --------  -------
                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss).......................... $  (276)   $  952  $ 1,846
Adjustments to reconcile net income (loss)
 to net cash provided by
 (used in) operating activities:
 Depreciation and amortization.............     288       530      704
 Bad debt expense..........................      54       110      302
 Write-off of leasehold improvements.......      42       --       --
 Changes in operating assets and
  liabilities (net of effects in 1994 from
  purchase of ACS Software Products Group
  and Real-Time Technology Inc.):
  Accounts receivable......................  (1,260)   (3,835)  (1,816)
  Prepaid expenses and other current
   assets..................................     (62)        4      (58)
  Other assets.............................    (173)       23     (210)
  Accounts payable and accrued expenses....  (3,333)      702    1,178
  Deferred maintenance.....................     115        67     (120)
  Accrued payroll..........................     313       114      556
  Sales taxes payable......................    (360)       33       89
                                            -------  --------  -------
Net cash provided by (used in) operating
 activities................................  (4,652)   (1,300)   2,471
                                            -------  --------  -------
INVESTING ACTIVITIES:
Purchase of net assets of ACS Software
 Products Group............................    (800)      --       --
Capital expenditures.......................     (74)     (579)    (683)
                                            -------  --------  -------
Net cash used in investing activities......    (874)     (579)    (683)
                                            -------  --------  -------
FINANCING ACTIVITIES:
Proceeds from term loan....................     800       --       --
Repayment of term loan.....................    (133)     (267)    (267)
Repayment of acquisition debt..............     --       (205)    (205)
Deferred registration fees.................     --        --      (230)
Proceeds (repayment) from note payable--
 bank, net.................................   1,400     1,800   (1,150)
Proceeds of note payable and subordinated
 debt--stockholder, net....................   1,244       291      --
Principal payments under capitalized lease
 obligations...............................     --        (82)    (143)
Repayments of loans payable--other.........    (190)      --       --
                                            -------  --------  -------
Net cash provided by (used in) financing
 activities................................   3,121     1,537   (1,995)
                                            -------  --------  -------
Decrease in cash and cash equivalents......  (2,405)     (342)    (207)
Cash and cash equivalents, beginning of
 year......................................   3,011       606      264
                                            -------  --------  -------
Cash and cash equivalents, end of year..... $   606  $    264  $    57
                                            =======  ========  =======

    The accompanying notes are an integral part of the financial statements.

                      COMPUTER GENERATED SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

 Description of Business

  Computer Generated Solutions, Inc. (the "Company" or "CGS") provides a composite solution to the information processing needs of its clients through a wide range of information technology and outsourcing support services. Using a custom designed approach to satisfy each customer's particular need, the Company provides a complete range of solutions, including its proprietary ACS Optima software for the apparel industry, professional services ranging from strategic consulting to system integration, technical training classes and full service on-site and remote help desk and call management support services. The Company's customers are in various industries located throughout the United States.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 1996, the Company has substantially all its cash in two financial institutions.

 Concentration of Credit Risk

  The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Accounts receivable are generally due within 60 days from the date of service. Credit losses have historically been consistent with management's expectations.

 Fixed Assets

  Fixed assets are stated at cost and depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting and by accelerated methods for income tax purposes. Amortization on leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

 Reclassifications

  Certain items in the December 31, 1994 and 1995 financial statements have been reclassified to conform to the December 31, 1996 presentation.

 Deferred Rent

  Deferred rent represents payments made at the beginning of the lease term for office space which is being amortized over the life of the respective lease.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      COMPUTER GENERATED SOLUTIONS, INC.

 Revenue Recognition

  Software License and Service Fees

  The Company recognizes revenue from sales of software licenses upon delivery of the software product to the customer because future obligations associated with such revenue are insignificant and collection is probable.

  Revenue from software installation, modifications and training services are recognized on a percentage-of-completion method with progress-to-completion measured based upon labor costs incurred or achievement of contract milestones.

  Services and Maintenance

  Fees related to professional services are recognized as revenue as time and material costs are incurred.

  Maintenance fees are recognized as revenues ratably over the term of the maintenance contract.

 Hardware and Other

  Computer hardware revenues are recognized when the units are shipped. Revenue recognition of completed units is sometimes delayed pending testing and installation of software. In such instances, hardware revenues are recognized when the customer has accepted the completed unit and authorizes the related billing.

 Compensation Amounts to S Corporation Stockholders

  For the years 1994 and 1995, compensation amounts to S corporation stockholders consisted of annual salaries and discretionary year-end bonuses which were charged to expense. The bonuses are determined and paid at year-end. For the year ended December 31, 1996, the Company has recorded compensation amounts to S corporation stockholders to reflect the aggregate base salaries in effect during 1996.

 Fair Value of Financial Instruments

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Notes payable - bank: The carrying amounts of the Company's borrowings under its credit and term loan agreement approximates their fair values.

  Notes payable - stockholder: The carrying amounts of the Company's borrowings under its subordinated debt agreements approximates their fair values.

  Long-term debt: The carrying amounts of the Company's borrowings under its long-term debt arrangements approximates their fair values.

 Research and Software Development Costs

  In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. All research and software development costs incurred to date have been expensed by the Company and are included in direct costs. Research and software development costs amounted to $423,000, $740,000 and $892,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

                       COMPUTER GENERATED SOLUTIONS, INC.

 Stock Based Compensation

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. It is the Company's intention to present such information in accordance with APB 25 as described in (ii) above.

2. ACQUISITIONS

 ACS Software Products Group

  Effective May 5, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of ACS Software Products Group ("ACS"), an apparel manufacturing and distribution software product company, for $1.2 million. The acquisition has been accounted for as a purchase and the assets of ACS have been recorded at their fair value at the date of acquisition. The excess of the total acquisition cost over the fair value of net assets acquired of $959,000 is being amortized on a straight-line basis over three years. ACS' results of operations have been included in the statements of operations since the date of acquisition. The purchase price consisted of $800,000 in cash and a promissory note in the principal amount of $410,000 (see Note 6). The note bears interest at 6.75% and provides for the payment of principal in two equal installments of $205,000 together with accrued interest. The Company paid the last installment on the note during 1996.

 Real-Time Technology Inc.

  Effective October 1, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time Technology Inc. ("RTT"), a computer consulting firm, for $252,000 (approximating the fair value of net asset acquired, which approximated book value). Funding was provided through the issuance of shares of CGS treasury stock with treasury stock credited for $43,000 and the balance of $209,000 credited to additional paid-in capital. The acquisition has been accounted for as a purchase and the assets of RTT have been recorded at their fair value at the date of acquisition which approximated cost. RTT's results of operations have been included in the statements of operations since the date of acquisition.

  The table below sets forth the pro forma (unaudited) results of operations for the year ended December 31, 1994 assuming consummation of the ACS and RTT acquisitions as of January 1, 1994.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1994
                                                         ----------------------
                                                             (IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
         Total revenues ................................        $29,387
         Net loss.......................................           (715)
         Pro forma net loss per share (see Note 12).....           0.07

                       COMPUTER GENERATED SOLUTIONS, INC.

3. FIXED ASSETS

  Major classes of property and equipment consist of the following:

                                                    DECEMBER 31,
                                                    -------------
                                                                    ESTIMATED
                                                     1995   1996  USEFUL LIVES
                                                    ------ ------ -------------
                                                         (IN
                                                     THOUSANDS)
  Furniture and fixtures........................... $  308 $  516   10 years
  Leasehold improvements...........................    261    310 Life of lease
  Computer equipment and software..................  1,282  2,047   4-5 years
                                                    ------ ------
                                                     1,851  2,873
  Less accumulated depreciation and amortization...    592    976
                                                    ------ ------
                                                    $1,259 $1,897
                                                    ====== ======

  Furniture and fixtures, leasehold improvements, computer equipment and software include assets resulting from capitalized lease obligations totaling $521,000 and $860,000 at December 31, 1995 and 1996, respectively (see Note 7). The accumulated depreciation attributable to assets under capital leases is $52,000 and $190,000 at December 31, 1995 and 1996, respectively.

4. NOTE PAYABLE - BANK

  In July 1996, the Company amended its revolving credit and term loan agreement with a bank. The agreement provides for a $7.0 million revolving line of credit expiring in May 1997. Outstanding borrowings bear interest at the bank's prime rate (8.25% at December 31, 1996).

  Borrowings on the revolving line of credit, which are based on eligible accounts receivable, and the term loan are collateralized by a security interest in substantially all accounts receivable, fixed assets and general intangibles and an assignment of key man insurance on the life of one of the stockholders in the amount of $500,000. In addition, one of the stockholders has guaranteed the obligation. Outstanding amounts, ($2,050,000 at December 31, 1996), under the revolving line of credit are also supported by a 10% compensating balance arrangement.

  Subordinated debt - stockholder represents funds advanced to the Company by its principal stockholder. Effective January 1, 1995, the subordinated debt bears interest at 10% per annum and is payable on demand. In connection with the revolving line of credit, subordinated debt - stockholder is subordinated to the bank.

5. NOTE PAYABLE - STOCKHOLDER

  Note payable - stockholder, which is payable on demand, represents advances made to the Company by its principal stockholder, bearing interest at 10% per annum.

                       COMPUTER GENERATED SOLUTIONS, INC.

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
   Note payable--bank (a)...................................... $   400 $   133
   Note payable (acquisition debt) (Note 2)....................     205     --
                                                                ------- -------
   Total long-term debt........................................     605     133
   Less current maturities.....................................     472     133
                                                                ------- -------
                                                                $   133 $   --
                                                                ======= =======

--------
(a) Note payable to a bank consists of a term loan of $800,000 which is payable in 36 equal monthly installments of $22,000 with interest at 1.25% per annum above the bank's prime rate (8.25% at December 31, 1996). The term loan contains financial covenants relating to minimum tangible net worth, working capital and a maximum debt-to-equity ratio. In addition, one of the stockholders has guaranteed the obligation.

7. CAPITAL LEASES

  The Company has entered into capital lease agreements for computer and telephone equipment, furniture and fixtures and leasehold improvements. The agreements provide for monthly payments of approximately $19,000 through October 2001, which include interest at rates ranging from 10% to 10.35%.

  The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments:

                                                                   YEAR ENDING
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  (IN THOUSANDS)
1997.............................................................     $ 224
1998.............................................................       224
1999.............................................................       217
2000.............................................................        79
2001.............................................................        33
                                                                      -----
Total minimum lease payments.....................................       777
Less amount representing interest................................       142
                                                                      -----
Present value of net minimum lease payments......................     $ 635
                                                                      =====

                      COMPUTER GENERATED SOLUTIONS, INC.

8. COMMITMENTS

 Leases

  Total rent expense on real estate charged to operations for the years ended December 31, 1994, 1995 and 1996 aggregated $321,000, $421,000 and $877,000, respectively.

  The minimum annual rental commitments under noncancellable operating leases as of December 31, 1996 are as follows:

                                                                   YEAR ENDING
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  (IN THOUSANDS)
1997.............................................................    $ 1,122
1998.............................................................        966
1999.............................................................        968
2000.............................................................        886
2001.............................................................        840
Thereafter.......................................................      2,594
                                                                     -------
Total............................................................    $ 7,376
                                                                     =======

9. STATEMENTS OF CASH FLOWS - SUPPLEMENTAL DISCLOSURES

                                              YEARS ENDED DECEMBER 31,
                                             --------------------------
                                               1994     1995     1996
                                             -------- -------- --------
                                                       (IN THOUSANDS)
Cash paid during the period:
Income taxes...............................      $ 47 $     61 $     16
Interest...................................        79      488      540
Noncash investing and financing activities:
Notes payable on purchase of net assets of
 ACS (Note 2)..............................       410      --       --
Treasury stock issued on purchase of net
 assets of RTT (Note 2)....................       252      --       --

  The Company entered into capitalized leases for approximately $521,000 in 1995 and $339,000 in 1996.

10. EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) plan in which all eligible employees can contribute a portion of their compensation up to the maximum amount allowable pursuant to the Internal Revenue Code. The Company contributes an amount equal to 50% of each employee's contribution limited to 3% of an eligible employee's compensation. The Company contributed to the plan $102,000, $181,000 and $240,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

11. MAJOR CUSTOMER

  One customer, with several contracts in various divisions, accounted for 21%, 33% and 35% of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. The Company was advised by this customer that, effective January 1, 1997, certain services previously provided by the Company would no longer be provided to this customer. The Company recognized revenues of approximately $8.7 million for providing these services to this customer in 1996, representing approximately 15% of the Company's revenues. As of December 31, 1994, 1995 and 1996, 19%, 35% and 30%, respectively, of accounts receivable was due from this customer.

12. PRO FORMA INFORMATION AND EVENTS CONCURRENT WITH THE IPO (UNAUDITED)

PRO FORMA ADJUSTMENTS: STATEMENTS OF OPERATIONS

  The Company intends to enter into an underwriting agreement for an initial public offering ("IPO") of its common stock. If the IPO is successful, the Company will no longer be treated as an S corporation and,

                      COMPUTER GENERATED SOLUTIONS, INC.

accordingly, will be subjected to federal and additional state income taxes. The unaudited pro forma adjustments on the statement of operations reflect an adjustment to record a provision for income taxes on income as if the Company had not been an S corporation.

PRO FORMA NET INCOME PER SHARE

  Pro forma net income per share for the year ended December 31, 1996 has been computed by dividing pro forma net income by the weighted average number of common shares outstanding after giving effect to the stock split and the number of shares that would be sold by the Company to fund the distribution of S corporation taxable earnings to existing stockholders. The number of shares used in this pro forma computation is 10,241,708. There were no common stock equivalents such as options, warrants, etc., outstanding during any of the periods presented.

PRO FORMA BALANCE SHEET

  Subsequent to December 31, 1996, the Company intends to declare an S corporation distribution to its then existing stockholders representing all of its previously earned and undistributed S corporation taxable earnings through December 31, 1996. If the IPO is successful, the Company expects that the net proceeds from the IPO will be used to pay this S corporation distribution and repay indebtedness owed to a stockholder under a promissory note and a subordinated debt agreement. The pro forma balance sheet at December 31, 1996 gives effect to these items. Amount due to stockholders on the December 31, 1996 pro forma balance sheet consists of the following:

                                                   DECEMBER 31,
                                                       1996
                                                  --------------
                                                  (IN THOUSANDS)
         S corporation distributions.............     $4,800
         Subordinated debt--stockholder..........      2,146
         Note payable--stockholder...............        323
                                                      ------
                                                      $7,269
                                                      ======

  The pro forma balance sheet at December 31, 1996 also gives effect to a deferred tax asset in the amount of $295,000 (see Note 13).

  The estimated distribution of $4.8 million in the pro forma presentation represents undistributed taxable S corporation earnings through December 31, 1996. The difference between the undistributed earnings of $4.8 million and retained earnings of approximately $3.2 million at December 31, 1996 is principally the result of differences between income tax bases and financial reporting. In addition, the Company plans to distribute to its existing stockholders an amount equal to the taxable earnings of the Company from January 1, 1997 to the day prior to the S termination date.

LONG-TERM INCENTIVE PLAN

  Immediately prior to the consummation of the IPO, the Company's Board of Directors will adopt the 1997 Long-Term Incentive Plan (the "Plan"). The Company will reserve an amount of common stock equal to 10% (1,270,000 shares) of the outstanding shares of common stock outstanding upon consummation of the IPO for issuance and/or use as the basis for stock appreciation rights or other units of stock-based incentive compensation under the Plan. Unless sooner terminated by the Board of Directors, the Plan will terminate on the date which is 10 years from the date of its adoption. It is anticipated that the Company will grant 587,500 options under the

                      COMPUTER GENERATED SOLUTIONS, INC.

Plan, consisting of 537,500 incentive stock options and 50,000 nonqualified stock options, immediately prior to consummation of the IPO to certain officers, key employees and directors of the Company.

  Under the terms of the Plan, the exercise price for an incentive stock option may not be less than the fair market value of the Company's common stock on the date of grant and such options may not be exercisable by the employee, except in the event of death or disability or certain changes in control of the Company, prior to the completion of at least one year of employment subsequent to the grant of the award. Options granted under the Plan shall vest on certain changes in control of the Company, as described in the Plan, unless the Company's compensation committee otherwise determines prior to such change in control, and in such case, the participant will receive cash equal to the value of the options in lieu of exercise thereof. Nonqualified stock options shall have such terms as the compensation committee shall determine and that shall not be inconsistent with the Plan.

STOCK SPLIT

  Effective February 28, 1997, the Board of Directors of the Company approved an increase in the number of authorized shares of Common Stock to 25,000,000 and authorized a stock split pursuant to which each share of common stock, $.01 par value per share, will be exchanged for 1,300.42 shares of Common Stock, par value of $.001 per share. The foregoing stock split has been reflected retroactively in the accompanying financial statements.

13. INCOME TAXES

  The Company, with the consent of its stockholders, has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and certain state tax laws. As such, the Company has not been subject to federal and certain state income taxes and the stockholders have included the corporation's taxable income or loss in their individual income tax returns. Income taxes in 1994, 1995 and 1996 primarily represent New York City corporate income taxes. Deferred income taxes resulting from temporary differences are considered immaterial and, therefore, are not provided for at December 31, 1994, 1995 and 1996.

  The provision for pro forma income taxes (see Note 12) on pro forma income differs from the amounts computed by applying the applicable federal statutory rates due to the following:

                                                                  % OF PRO FORMA
                                                                  PROFIT BEFORE
                                                                   INCOME TAXES
                                                                  --------------
                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                  --------------
     Federal statutory rate......................................      34.0%
     State and local taxes, net of federal tax benefit...........      7.3
     Nondeductible expenses......................................      3.4
     Utilization of tax credit...................................      (3.6)
                                                                       ----
                                                                       41.1%
                                                                       ====

  If the IPO is successful, the Company will no longer be an S corporation. Upon the change in status of the Company, under FASB Statement No. 109 "Accounting for Income Taxes", there will be a deferred income tax asset which is principally due to book amortization in excess of tax amortization related to goodwill and the timing of the deduction for certain payments to stockholders. Had the change in status occurred on December 31, 1996, the deferred tax asset that would have to be recognized would be approximately $295,000.

                      COMPUTER GENERATED SOLUTIONS, INC.

14. OTHER ASSETS

  Other assets consist of the following:

                                                             DECEMBER 31,
                                                             -------------
                                                              1995   1996
                                                             ------ ------
                                                              (IN THOUSANDS)
      Premiums receivable (a)............................... $  328 $  365
      Security deposits.....................................     77    120
      Deferred rent.........................................    --     130
                                                             ------ ------
                                                             $  405 $  615
                                                             ====== ======

--------
(a) Amount represents premiums paid on a split-dollar life insurance policy on the principal stockholder.

15. TREASURY STOCK

  As of December 31, 1996, the Company retired and canceled the treasury stock outstanding. Such cancellation has been given effect to in the accompanying financial statements as of December 31, 1996.

16. CONTINGENT LIABILITIES

  There are certain claims and pending actions against the Company arising in the ordinary course of its business. Certain of these claims and actions seek damages in significant amounts. The amount of liability, if any, with respect to these claims and actions at December 31, 1996 is not presently determinable. However, in the opinion of management, these claims are without merit and the ultimate liability, if any, will not have a material adverse effect on the Company's results of operations or financial position.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK REFERRED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO SUCH PERSON IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

Prospectus Summary ......................................................   3
Risk Factors ............................................................   6
The Company .............................................................  11
Use of Proceeds .........................................................  12
Dividend Policy .........................................................  12
Capitalization ..........................................................  13
Dilution ................................................................  14
Selected Financial Data .................................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  16
Business ................................................................  23
Management ..............................................................  34
Certain Transactions ....................................................  38
Principal and Selling Stockholders ......................................  39
Description of Capital Stock ............................................  40
Shares Eligible for Future Sale .........................................  43
Underwriting ............................................................  44
Legal Matters ...........................................................  45
Experts .................................................................  45
Change of Auditors.......................................................  45
Additional Information ..................................................  46
Index to Financial Statements............................................ F-1

                               ----------------

 UNTIL      , 1997 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,540,000 SHARES


                    [LOGO] COMPUTER GENERATED SOLUTIONS, INC.

                                  COMMON STOCK


                               ----------------
                                   PROSPECTUS
                               ----------------


                            OPPENHEIMER & CO., INC.

                                  FURMAN SELZ

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Following are the estimated expenses, other than the underwriting discounts and commissions, to be incurred in connection with this offering of the Common Stock registered under this Registration Statement:

     Securities and Exchange Commission registration fee........... $ 17,479.36
     NASD filing fee...............................................    5,792.30
     NASDAQ listing fee............................................   44,250.00
     Blue sky qualification fees and expenses......................   30,000.00
     Printing and engraving expenses...............................  120,000.00
     Legal fees and expenses.......................................  320,000.00
     Accounting fees and expenses..................................  300,000.00
     Transfer Agent and Registrar fees and expenses................    5,000.00
     Miscellaneous.................................................    7,478.34
                                                                    -----------
       Total....................................................... $850,000.00
                                                                    ===========

  All of the above figures, except the Securities and Exchange Commission registration fee, NASD filing fee and the NASDAQ listing fee, are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transactions from which a director derived an improper personal benefit.

  Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are parties to, or who are threatened to be made parties to, any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

  Article Seven of the Certificate of Incorporation of the Company (filed as Exhibit 3.1) provides that except under certain circumstances as described above and as set forth in Section 102(b)(7) of the DGCL, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as directors for indemnification of the officers and directors of the Company to the full extent permitted by applicable law. The Underwriting Agreement, Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Company and its directors and certain officers, and by the Company and the Selling Stockholders of the Underwriters, for certain liability arising under the Securities Act of 1933, as amended the ("Securities Act"). The Company has agreed to indemnify each of the Selling Stockholders for any liability arising out of their obligations to indemnify, or contribute to losses incurred by, the Underwriters pursuant to the Underwriting Agreement to be entered into by the Company, the Selling Stockholders and the Underwriters in connection with this offering to the fullest extent permitted by law.

  The Company intends to enter into a director and officer insurance policy that will provide for reimbursement or payments for losses arising from claims against covered directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following is a summary of all securities of the Company sold within the past three years, which were not registered under the Securities Act.

  In October 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time Technology, Inc. ("Real-Time"), a computer consulting firm which was owned by Victor Friedman, the Company's Executive Vice President. The purchase price of $252,478 was paid by the issuance of shares of Company common stock to Real Time which were then transferred to Victor Friedman in a simultaneous transaction.

  The above described issuance of securities was made in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering. The Company has reason to believe that the foregoing purchaser was familiar with or had access to information concerning the operations and financial conditions of the Company, and such individual acquired the securities for investment and not with a view to the distribution thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS:

    1.1 Form of Underwriting Agreement.
    2.1 Asset Purchase Agreement, dated April 26, 1994, between ACS Software
         Products Group and Computer Generated Solutions, Inc.**
    2.2 Plan and Agreement of Reorganization, dated August 26, 1994, between
         Computer Generated Solutions, Inc. and Real-Time Technology, Inc.**
    3.1 Form of Amended and Restated Certificate of Incorporation of the
         Company.
    3.2 Form of Bylaws of the Company, as amended.
    4.1 Specimen certificate for the shares of Common Stock.
    4.2 Registration Rights Agreement.
    4.3 1997 Long-Term Incentive Plan.
    5.1 Opinion of Chadbourne & Parke LLP, counsel to the Company.
   10.1 Service Agreement, dated October 4, 1995, between International
         Business Machines Corporation and Computer Generated Solutions, Inc.*
   10.2 Master Agreement for Professional Services, dated June 26, 1995, between AT&T Corp. and Computer Generated Solutions, Inc.**
   10.3 Outsourcing Agreement, dated as of March 30, 1996, between Teleservice
         Resources, Inc. and Computer Generated Solutions, Inc.**
   10.4 Agreement, dated September 15, 1995, between Borland International,
         Inc. and Computer Generated Solutions, Inc.**
   10.5 Agreement, dated November 9, 1995, between Borland International, Inc.
         and Computer Generated Solutions, Inc.**
   10.6 Authorized Education Center Agreement, dated May 23, 1995, between
         Lotus Development Corporation and Computer Generated Solutions, Inc.**

   10.7  1996 Business Partner Agreement, dated June 1, 1996, between
          International Business Machines Corporation and Computer Generated
          Solutions, Inc.**
   10.8  Revolving Credit Facility, dated July 1, 1996, as amended, between
          Computer Generated Solutions, Inc. and Bank Leumi Trust Company of
          New York.**
   10.9  Term Loan, dated June 29, 1994, as amended, between Computer Generated
          Solutions, Inc. and Bank Leumi Trust Company of New York.
   10.10 S Termination Agreement.
   10.11 Indemnification Agreement.
   10.12 Agreement for Consulting Services, dated November 7, 1996, between
          International Business Machines Corporation and Computer Generated
          Solutions, Inc.**
   11.1  Statement regarding Computation of Per Share Earnings.**
   16.1 Letter from BDO Seidman, LLP regarding change in certifying accountants.
   23.1  Consent of Ernst & Young LLP.
   23.2  Consent of BDO Seidman, LLP.
   23.3  Consent of Chadbourne & Parke LLP (included in Exhibit 5.1).
   23.4  Consent of Ira Z. Kevelson.**
   23.5  Consent of John J. Murphy.**
   24.1  Powers of Attorney (included in signature page hereto).**
   27.1  Financial Data Schedule.**

--------

 * Amended from previous filing.

** Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULE:

II--Valuation and Qualifying Accounts

  All other schedules are omitted either because they are not applicable or are not material, or the information presented therein is contained in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)  The undersigned Registrant hereby undertakes that:

   (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON MARCH 3, 1997.

                                          COMPUTER GENERATED SOLUTIONS, INC.

                                            /s/ Philip Friedman
                                          By: _________________________________
                                            NAME: PHILIP FRIEDMAN
                                            TITLE: PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS AND BY PHILIP FRIEDMAN AS ATTORNEY-IN-FACT FOR THE SPECIFIC PERSONS IN THE CAPACITIES WITH COMPUTER GENERATED SOLUTIONS, INC. ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ Philip Friedman           President and Chief
-------------------------------------   Executive Officer       March 3, 1997
           PHILIP FRIEDMAN              (Principal
                                        Executive Officer),
                                        Director

                  *                    Executive Vice
-------------------------------------   President, Director     March 3, 1997
           VICTOR FRIEDMAN

                  *                    Vice President
-------------------------------------   Finance &               March 3, 1997
         FRED B. SCHLOSSBERG            Administration and
                                        Secretary
                                        (Principal
                                        Financial and
                                        Accounting
                                        Officer), Director

          /s/ Philip Friedman
*By:_________________________________
   PHILIP FRIEDMAN ATTORNEY-IN-FACT

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Computer Generated Solutions, Inc.

  We have audited the financial statements of Computer Generated Solutions, Inc. as of December 31, 1996 and 1995, and for the years then ended, and have issued our report thereon dated January 30, 1997 (except for paragraph 8 of Note 12, as to which the date is February 28, 1997) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein for the periods stated above.

                                                    Ernst & Young LLP

New York, New York
January 30, 1997

                       COMPUTER GENERATED SOLUTIONS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                             (DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            COLUMN A                 COLUMN B     COLUMN C    COLUMN D  COLUMN E
--------------------------------------------------------------------------------
                                                 ADDITIONS              BALANCE
                                     BALANCE      CHARGED                  AT
                                   AT BEGINNING TO COSTS AND    (A)      END OF
           DESCRIPTION              OF PERIOD     EXPENSES   DEDUCTIONS  PERIOD
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Allowances deducted from assets
 to
 which they apply:
Allowance for doubtful accounts..      $ 5          $ 54       $(49)      $10
YEAR ENDED DECEMBER 31, 1995
Allowances deducted from assets
 to
 which they apply:
  Allowance for doubtful
   accounts......................       10           110        (60)       60
YEAR ENDED DECEMBER 31, 1996
Allowances deducted from assets
 to
 which they apply:
  Allowance for doubtful
   accounts......................       60           302       (262)      100

--------
(a) Uncollectible receivables written off.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
   1.1   Form of Underwriting Agreement.
   2.1   Asset Purchase Agreement, dated April 26, 1994, between ACS
          Software Products Group and Computer Generated Solutions,
          Inc.**
   2.2   Plan and Agreement of Reorganization, dated August 26, 1994, between Computer Generated Solutions, Inc. and Real-Time
          Technology, Inc.**
   3.1   Form of Amended and Restated Certificate of Incorporation of the
          Company.
   3.2   Form of Bylaws of the Company, as amended.
   4.1   Specimen certificate for the shares of Common Stock.
   4.2   Registration Rights Agreement.
   4.3   1997 Long-Term Incentive Plan.
   5.1   Opinion of Chadbourne & Parke LLP, counsel to the Company.
  10.1   Service Agreement, dated October 4, 1995, between International
          Business Machines Corporation and Computer Generated Solutions,
          Inc.*
  10.2   Master Agreement for Professional Services, dated June 26, 1995, between AT&T Corp. and Computer Generated Solutions, Inc.**
  10.3   Outsourcing Agreement, dated as of March 30, 1996, between
          Teleservice Resources, Inc. and Computer Generated Solutions,
          Inc.**
  10.4   Agreement, dated as of September 15, 1995, between Borland
          International, Inc. and Computer Generated Solutions, Inc.**
  10.5   Agreement, dated November 9, 1995, between Borland
          International, Inc. and Computer Generated Solutions, Inc.**
  10.6   Authorized Education Center Agreement, dated May 23, 1995, between Lotus Development Corporation and Computer Generated
          Solutions, Inc.**
  10.7   1996 Business Partner Agreement, dated June 1, 1996, between
          International Business Machines Corporation and Computer
          Generated Solutions, Inc.**
  10.8   Revolving Credit Facility, dated July 1, 1996, as amended, between Computer Generated Solutions, Inc. and Bank Leumi Trust
          Company of New York.**
  10.9   Term Loan, dated June 29, 1994, as amended, between Computer
          Generated Solution, Inc. and Bank Leumi Trust Company of New
          York.
  10.10  S Termination Agreement.
  10.11  Indemnification Agreement.
  10.12  Agreement for Consulting Services, dated November 7, 1996, between International Business Machines Corporation and
          Computer Generated Solutions, Inc.**
  11.1   Statement regarding Computation of Per Share Earnings.**
  16.1   Letter from BDO Seidman, LLP regarding change in certifying accountants.
  23.1   Consent of Ernst & Young LLP.
  23.2   Consent of BDO Seidman, LLP.
  23.3   Consent of Chadbourne & Parke LLP (included in Exhibit 5.1).
  23.4   Consent of Ira Z. Kevelson.**
  23.5   Consent of John J. Murphy.**
  24.1   Powers of Attorney (included in signature page hereto).**
  27.1   Financial Data Schedule.**

--------

 * Amended from previous filing.
** Previously filed.